Exhibit 2.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of November 20, 2025

by and among

ENVIRI CORPORATION,

CLEH, INC.,

ENVIRI LLC,

VEOLIA ENVIRONNEMENT S.A.,

and

LIBERTY MERGER SUB INC.

-i-

-ii-

EXHIBIT

Exhibit A	Form of Transition Services Agreement

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 20, 2025, is entered into by and among Enviri Corporation, a Delaware corporation (“Pubco”), CLEH, Inc., a newly formed Delaware corporation and a direct wholly owned Subsidiary of Pubco (the “Company”), Enviri LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of the Company (“H-ES&R Holdings”), Veolia Environnement S.A., a French société anonyme (“Buyer”), and Liberty Merger Sub Inc., a Delaware corporation and wholly owned indirect Subsidiary of Buyer (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Pubco, acting through itself and its direct and indirect Subsidiaries, currently conducts the Company Business and the Spinco Business;

WHEREAS, Buyer desires to acquire the Company Business on the terms and conditions set forth herein;

WHEREAS, Pubco directly owns all of the issued and outstanding capital stock of Enviri II Corporation, a newly formed Delaware corporation (“Spinco”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, prior to the Effective Time (as defined below), Pubco will merge with and into H-ES&R Holdings, in a merger pursuant to Sections 251(g) and 264 of the DGCL, and Section 18-209 of the DLLCA, with H-ES&R Holdings being the surviving entity of such merger (the “Holding Company Merger”) and continuing as a wholly-owned direct subsidiary of the Company, and in the Holding Company Merger, each issued and outstanding share of Pubco Common Stock will be converted into one (1) share of common stock, par value $1.25 per share, of the Company (the “Company Common Stock”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Pubco, the Company, Spinco and Buyer are entering into a Separation Agreement, pursuant to which, upon the terms and subject to the conditions set forth therein and as depicted in the Internal Reorganization Plan, (a) immediately following the Holding Company Merger, (i) H-ES&R Holdings will distribute to the Company all of the outstanding shares of the common stock, par value $0.00001 per share, of Spinco (the “Spinco Common Stock”), (ii) the Company will assume (A) the obligations of H-ES&R Holdings (as successor to Pubco in the Holding Company Merger) in respect of intercompany obligations of H-ES&R Holdings owed to Clean Earth, LLC and (B) the obligations of Harsco Receivables LLC in respect of intercompany obligations of Harsco Receivables LLC owed to Clean Earth LLC, (iii) Harsco Receivables LLC will distribute to H-ES&R Holdings all of Harsco Receivables LLC’s right, title and interest to accounts receivables originated by the Company Business to be repurchased from the PNC Receivables Facility in connection with the Closing and (iv) H-ES&R Holdings will distribute to the Company (A) all of H-ES&R Holdings’s right, title and interest to the receivables described in clause (iii) and (B) all of the outstanding membership interests of Harsco Clean Earth Holdings, LLC (the transactions described in this clause (a), the “Interim Distributions”), (b) immediately following the Interim Distributions, H-ES&R Holdings and the Company will enter into the Assignment Agreement, (c) immediately following the execution of the Assignment Agreement, the Company will contribute all of the outstanding membership interests of H-ES&R Holdings to Spinco (the “Interim Contribution”), and (d) immediately following the Interim Contribution, the Company will issue the Intercompany Note to H-ES&R Holdings (such issuance together with the Interim Distributions, the execution of the Assignment Agreement, the Interim Contribution and any other transactions expressly contemplated by the Internal Reorganization Plan to occur prior to the Merger, collectively, the “Reorganization”);

WHEREAS, pursuant to the Separation Agreement, upon the terms and subject to the conditions set forth therein, on the Closing Date, following the Holding Company Merger and the Reorganization and prior to the Effective Time, the Company will distribute the Spinco Business to the Company stockholders through the distribution of the Spinco Common Stock to the Company’s stockholders, on a pro rata basis, and following which, the Company stockholders will separately and directly hold (a) all of the issued and outstanding shares of Company Common Stock, and (b) all of the issued and outstanding shares of Spinco Common Stock (the distribution by the Company of all of the outstanding shares of Spinco Common Stock is referred to as the “Distribution,” and the Distribution together with the Reorganization is referred to as the “Separation”);

WHEREAS, following the Separation, at the Effective Time, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned indirect Subsidiary of Buyer, and pursuant to which each share of Company Common Stock will be converted into the right to receive the Merger Consideration (as defined below), all upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Buyer (the “Buyer Board”) has unanimously approved and declared advisable the execution, delivery and performance of this Agreement and the other Transaction Documents to which Buyer is or will be a party and the consummation of the transactions contemplated hereby and thereby, including the Merger;

WHEREAS, the board of directors of Merger Sub has unanimously determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the board of managers of H-ES&R Holdings has unanimously approved and declared advisable the execution, delivery and performance of this Agreement and the other Transaction Documents to which H-ES&R Holdings is or will be a party and the transactions contemplated hereby and thereby, including the Holding Company Merger and the Separation;

WHEREAS, the board of directors of Pubco (the “Pubco Board”) has by unanimous vote of all directors (i) determined that the terms of this Agreement and the other Transaction Documents to which Pubco is or will be a party and the transactions contemplated hereby and thereby, including the Separation and the Merger, are advisable, fair to and in the best interests of Pubco and its stockholders, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the other Transaction Documents to which Pubco is or will be a party and the transactions contemplated hereby and thereby, including the Holding Company Merger, the Separation and the Merger, and (iii) resolved to recommend that the stockholders of Pubco approve and adopt this Agreement and the Merger (the “Pubco Board Recommendation”), subject to Section 7.7;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously approved and declared advisable the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby, including the Holding Company Merger, the Separation and the Merger; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Holding Company Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and the Treasury Regulations thereunder, and that this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the following meanings:

1. “Acceptable Confidentiality Agreement” shall mean a confidentiality agreement to which Pubco is a party that contains terms that (a) are not more favorable, in the aggregate, to the other party than the terms in the Confidentiality Agreement are to Buyer and (b) do not in any way restrict Pubco, the Company or their respective Representatives from complying with their obligations under this Agreement.

2. “Action” shall mean any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

3. “Affiliate” shall mean, when used with respect to a specified Person, a Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise; provided that, from and after the Distribution Time, none of the members of the Spinco Group shall be considered an Affiliate of any member of the Company Group and, from and after the Distribution Time, none of the members of the Company Group shall be considered an Affiliate of any member of the Spinco Group; and from and after the Effective Time, the members of the Company Group shall be deemed to be Affiliates of Buyer.

4. “Agreement” shall mean this Agreement and Plan of Merger, including all Exhibits and Schedules hereto (including the Disclosure Schedules), as may be amended, restated, modified or supplemented from time to time in accordance with its terms.

5. “Anti-Corruption Laws” shall mean all applicable anti-bribery and anti-corruption Laws (including the United States Foreign Corrupt Practices Act of 1977 and any other similar applicable foreign Law or international conventions that have the force of Law).

6. “Antitrust Laws” shall mean the Sherman Antitrust Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act and any other applicable federal, state, foreign or supranational Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

7. “Assignment Agreement” has the meaning set forth in the Separation Agreement.

8. “Award Holders” shall mean the holders of Pubco LTI Awards immediately prior to the cancellation of such awards pursuant hereto.

9. “Base Price” has the meaning set forth in the Separation Agreement.

10. “Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and each employee benefit or compensation plan, program, policy, practice, agreement or arrangement, including each pension, retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, termination, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity-based incentive or other compensatory or benefit plan, program, agreement, policy or other arrangement, in each case, that is maintained, contributed to or required to be contributed to for the benefit of current and/or former directors, officers, consultants, employees or other individual service providers, excluding any plan, program or arrangement that is sponsored, maintained or administered by any Governmental Authority or any Multiemployer Plan.

11. “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking institutions are authorized or obligated by Law to be closed in New York, New York.

12. “Buyer Disclosure Schedule” shall mean the Disclosure Schedule delivered by Buyer to Pubco on the date hereof.

13. “Buyer Material Adverse Effect” shall mean any change, event, development, condition or effect that has or would reasonably be expected to, individually or in the aggregate, materially and adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement prior to the Outside Date.

14. “Buyer Subsidiaries” shall mean all direct and indirect Subsidiaries of Buyer, which shall include the members of the Company Group from and after the Effective Time.

15. “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

16. “Collective Bargaining Agreement” shall mean each written Contract with a labor union, labor organization, works council or other labor organization.

17. “Company Affiliate Contract” shall mean any Contract between any member of the Company Group, on the one hand, and any member of the Spinco Group, on the other hand.

18. “Company Benefit Plan” shall mean each Benefit Plan that is (a) set forth on Section 5.15(a) of the Company Disclosure Schedule, or (b) maintained, sponsored, contributed to, or required to be contributed to or entered into, solely by the Company or a Subsidiary thereof or to which the Company or any of its Subsidiaries is a party.

19. “Company Books and Records” shall mean all books and records to the extent used or held for use in or necessary, as of immediately prior to the Distribution Time, for the operation of the Company Business, including financial, employee, and general business operating documents, instruments, papers, books, books of account, records and files and data related thereto (including regulatory dossiers, correspondence and related documentation).

20. “Company Business” has the meaning set forth in the Separation Agreement.

21. “Company Business Systems” shall mean the Information Technology and software used for the operation of the Company Business.

22. “Company Consolidated Group” has the meaning set forth in the Separation Agreement.

23. “Company Credit Agreement” shall mean the “Credit Agreement,” as such term is defined in the Separation Agreement.

24. “Company Datasite” shall mean the datasite established by Pubco for purposes of due diligence of the members of the Company Group and the Company Business (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of Buyer).

25. “Company Disclosure Schedule” shall mean the Disclosure Schedule delivered by Pubco to Buyer on the date hereof.

26. “Company Group” has the meaning set forth in the Separation Agreement.

27. “Company Group Employee” has the meaning set forth in the Separation Agreement.

28. “Company Intellectual Property” shall mean all Intellectual Property owned by, or which (taking into account and giving effect to all of the Transaction Documents and the Reorganization) will at the Closing be owned by, the Company Group.

29. “Company Liabilities” has the meaning set forth in the Separation Agreement.

30. “Company Material Adverse Effect” shall mean any change, event, development, occurrence or effect that, individually or in the aggregate, (a) has or would reasonably be expected to, individually or in the aggregate, materially and adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement prior to the Outside Date or (b) has a material adverse effect on the business, financial condition or results of operations of the Company Business, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect for purposes of clause (b): (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any hurricane, flood, tornado, earthquake or other natural disaster or weather-related events, or other force majeure events, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outcome of any elections, the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, cyberattacks, acts of foreign or domestic terrorism or civil unrest, or changes in governmental budgeting or spending, including any governmental shutdowns or freezes, (vi) any changes generally affecting business or economic conditions in the industries in which the Company Business operates, (vii) any changes resulting from the execution of this Agreement or the other Transaction Documents or the announcement or the pendency of the Merger, the Distribution or the Separation, including, to the extent resulting therefrom, actions of Governmental Authorities, or any actions of or loss of customers, suppliers, distributors, employees or other material business relationships or partnerships (including any cancellation or delay in customer orders or any termination of or adverse changes to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the other Transaction Documents or the announcement or the pendency of the Holding Company Merger, the Separation or the Merger), (viii) any changes resulting from any actions required to be taken by the terms of this Agreement or the other Transaction Documents, (ix) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (x) any changes resulting from any epidemics, pandemics or disease or (xi) changes in or the imposition of any tariffs, or any actions relating to trade wars; provided that in the case of clauses (i), (ii), (iii), (iv), (v), (vi), (x) and (xi), if such changes, events, developments, occurrences or effects disproportionately impacts the Company Business, taken as a whole, as compared to other similarly situated participants in the industries in which the Company Business operates, then only the incremental disproportionate impact thereof may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

31. “Company Notes” shall mean the “Notes,” as such term is defined in the Separation Agreement.

32. “Company Notes Indenture” shall mean that certain Indenture, dated as of June 28, 2019, among Pubco, the guarantors listed therein, and U.S. Bank National Association, as trustee, pursuant to which the Company Notes were issued.

33. “Confidentiality Agreement” shall mean that certain Confidentiality Agreement, by and between Pubco and an Affiliate of Buyer, dated as of August 5, 2025, as amended, restated or supplemented from time to time, including any addendum thereto.

34. “Consent” shall mean any consent, clearance, expiration or termination of a waiting period, approval, exemption, waiver, authorization, filing, registration or notification.

35. “Contract” shall mean any binding contract, agreement, understanding, arrangement, loan or credit agreement, note, bond, indenture, lease, warranty, accepted purchase order with outstanding performance obligations at the applicable time of determination, sublicense or license or other instrument, but excluding any Benefit Plan.

36. “Controlled Group Liability” shall mean any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

37. “DGCL” shall mean the Delaware General Corporation Law.

38. “Distribution Date” has the meaning set forth in the Separation Agreement.

39. “Distribution Time” has the meaning set forth in the Separation Agreement.

40. “DLLCA” shall mean the Delaware Limited Liability Company Act.

41. “Environmental Law” has the meaning set forth in the Separation Agreement.

42. “Environmental Liabilities” has the meaning set forth in the Separation Agreement.

43. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

44. “ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

45. “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

46. “Export Control Laws” shall mean all Laws concerning economic or trade sanctions or the import, export, re-export, boycott or transfer of products, software, technical data, services and technologies.

47. “Foreign Benefit Plan” shall mean any Benefit Plan that is maintained primarily for the benefit of employees or other individual service providers outside the United States.

48. “Foreign Investment Law” shall mean any federal, state, foreign, or supranational Law that is designed or intended to screen, prohibit, restrict or regulate investments on cultural, public order or safety, privacy, or national or economic security grounds.

49. “Fraud” shall mean any actual and intentional misrepresentation of a material fact by a Party in making the representations and warranties set forth in Article IV, Article V or Article VI, as applicable, or in the certificate contemplated by Section 8.2(c) and Section 8.3(d), as applicable that constitutes actual common law fraud under the Laws of the State of Delaware, but does not include fraud based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory, equitable fraud, promissory fraud or any other fraud or torts based on recklessness or negligence.

50. “GAAP” shall mean generally accepted accounting principles in the United States.

51. “Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign, supranational or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.

52. “Hazardous Substances” shall mean any toxic, reactive, corrosive, ignitable, flammable or explosive chemical or chemical compound, or hazardous or toxic substance, material or waste (including hazardous or toxic electronic, medical or infectious waste), or any pollutant or contaminant, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including without limitation (i) petroleum (including crude oil or any fraction thereof and any petroleum product or byproduct), asbestos or asbestos containing materials, radon, radioactive materials, and polychlorinated biphenyls, (ii) natural gas, synthetic gas and any mixtures thereof, (iii) polychlorinated biphenyls, (iv) asbestos or asbestos-containing materials, (v) radon gas or other radioactive substances, (vi) PFAS, (vii) toxic molds or other toxic fungi, (viii) urea formaldehyde foam insulation, and (x) chlorofluorocarbons and all other ozone depleting substances.

53. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

54. “In-the-Money Pubco SAR Award” shall mean a Pubco SAR Award with a per-share strike price that is less than the Pubco Stock Value.

55. “Indebtedness” of any Person shall mean, without duplication: (i) the principal of and accrued and unpaid interest in respect of (A) indebtedness of such Person for borrowed money, and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments; (ii) all obligations of such Person under finance or capital leases of such Person (and excluding, for the avoidance of doubt, operating leases); (iii) to the extent drawn, reimbursement obligations under letters of credit or similar credit, performance, or surety transactions; (iv) all obligations of such Person under any swap, hedging, derivative or similar agreement or arrangement that would be payable to terminate such arrangements, calculated, as of the date Indebtedness is determined, as the amount of any payments that would be required to be paid by such Person, as applicable, to the counterparties in the event of an early unwind or early termination of such instruments transactions on such date less any amount payable to such Person in connection to such unwind or termination; (v) all obligations for the deferred purchase price of property, services, equity, or other assets (including all seller notes, “earn-out” or similar contingent payment obligations), excluding trade payables; (vi) all obligations of the type referred to in the foregoing clauses (i) through (v) of another Person secured by any Lien on any property or asset of such first Person; and (vii) all guarantees or similar arrangements by such Person, as applicable, of obligations of the type referred to in the foregoing clauses (i) through (vi) in respect of any other Person.

56. “Information Technology” shall mean all computer systems (including hardware, computers, servers, workstations, routers, hubs, switches and data communication lines), network and telecommunication equipment, internet related information technology infrastructure and other information technology equipment, and all associated documentation.

57. “Intellectual Property” shall mean any and all common law and statutory rights anywhere in the world arising under or associated with the following: (a) patents, patent applications, utility models, statutory invention registrations, certificates of invention, registered designs, utility models and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties or conventions; (b) trademarks, service marks, trade names, service names, trade dress, logos and other designations of origin, including any registrations and applications for registration of any of the foregoing (“Trademarks”); (c) Internet domain names, social media accounts or “handles” with Facebook, LinkedIn, X (formerly known as Twitter) and similar social media platforms, and other names, identifiers, and locators associated with Internet addresses, sites, and services (“Internet Properties”); (d) copyrights and any other rights in works of authorship (including rights in software or databases as a work of authorship) and any other related rights of authors, and all registrations and applications for registration of any of the foregoing; (e) trade secrets and industrial secret rights and rights in know-how, inventions, data, and any other confidential or proprietary business or technical information, that derive independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”); and (f) all other similar or equivalent intellectual property or proprietary rights anywhere in the world.

58. “Intercompany Note” has the meaning set forth in the Separation Agreement.

59. “Interests” shall mean shares, partnership interests, limited liability company interests or any other equity interest in any Person.

60. “Internal Reorganization Plan” has the meaning set forth in the Separation Agreement.

61. “Intervening Event” shall mean any change, event, development, occurrence or effect occurring after the date of this Agreement and prior to obtaining the Pubco Stockholder Approval, and which was not known by, or was not reasonably foreseeable to the Pubco Board as of the date of this Agreement; provided, however, that in no event shall the following changes, events, developments, occurrences or effects be considered an Intervening Event: (a) the receipt, existence, or terms of any Competing Proposal or Superior Proposal or any matter relating thereto or consequence thereof; (b) any change, event, development, occurrence or effect with respect to Buyer or its Subsidiaries; (c) any changes in the market price or trading volume of the Pubco Common Stock or any other securities of Pubco or the Company or their respective Subsidiaries, or any change in the credit rating of Pubco or any of its Subsidiaries or their respective securities, or the fact that Pubco fails to meet, meets or exceeds internal or analysts’ expectations, projections or results of operations for any period (but not the facts or occurrences giving rise or contributing to such changes, which may be taken into account to the extent not otherwise excluded under this definition); or (d) any changes in applicable Law or GAAP.

62. “IRS” shall mean the U.S. Internal Revenue Service.

63. “Knowledge” shall mean (a) with respect to the Company, the actual knowledge, after reasonable inquiry, of the persons set forth in Section 1.1(a) of the Company Disclosure Schedule, and (b) with respect to Buyer, the actual knowledge, after reasonable inquiry, of the persons set forth in Section 1.1(c) of the Buyer Disclosure Schedule.

64. “Law” shall mean any national, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any income tax treaty), license, Permit, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

65. “Liability” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, remediation, deficiencies, fines, settlements, sanctions, costs, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, Action or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any Contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.

66. “Lien” shall mean any mortgage, deed of trust, pledge, hypothecation, covenant, condition, encumbrance, encroachment, easement, right of way, exclusive license, purchase option, conditional sale, right of first offer or first refusal, security interest or other lien or title defect or third party right of any kind.

67. “Losses” shall mean actual losses, costs, damages, penalties and expenses (including reasonable legal and accounting fees and expenses and costs of investigation and litigation).

68. “Merger Consideration” shall mean an amount per share, in cash, determined by the Pubco Board (and publicly announced by Pubco), taking into account those considerations discussed with Buyer prior to the execution of this Agreement, including the pro forma net leverage of the Spinco Group, no later than five (5) Business Days prior to the Closing, not to be less than $14.50 per share and not to exceed $16.50 per share without the consent of Buyer.

69. “Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

70. “Net Shares” shall mean, with respect to each Pubco LTI Award, a number of shares of Pubco Common Stock equal to the quotient (rounded to the nearest whole integer) obtained by dividing (a) the amount equal to (x) the product of (i) the number of vested shares of Pubco Common Stock subject to such award as of immediately prior to its cancellation thereof pursuant to Section 2.1(b)(i)(G) (after taking into account the vesting of such award occurring in connection with the Transactions), and (ii) Pubco Stock Value, less the per-share strike price of the applicable award (if any), less (y) the aggregate amount required to be withheld or deducted under applicable Tax Law, by (b) the Pubco Stock Value.

71. “NYSE” shall mean the New York Stock Exchange.

72. “Open Source Software” shall mean any software that is subject to the terms of any license agreement that meets the definition of “Open Source” promulgated by the Open Source Initiative, available online at http://www.opensource.org/osd.html or a similar license.

73. “Organizational Documents” shall mean: (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of the foregoing clauses (a) through (d), as may be in effect from time to time.

74. “Permits” shall mean permits, approvals, authorizations, registrations, consents, licenses or certificates issued by any Governmental Authority.

75. “Permitted Liens” shall mean: (a) statutory Liens arising by operation of Law with respect to a Liability incurred in the ordinary course of business consistent with past practice and which is not delinquent or is being contested in good faith by appropriate proceedings; (b) requirements and restrictions of zoning, licensing, permitting, building and other similar land-use Laws which are not violated by the present use or occupancy of the real property subject thereto; (c) Liens for Taxes or mechanics’, materialmen’s and similar Liens arising or incurred in the ordinary course of business consistent with past practice and with respect to any amounts, in each case (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (d) non-exclusive license rights to Intellectual Property granted in the ordinary course consistent with past practice; (e) all encroachments, overlaps, overhangs, variations in area or measurement, rights of parties in possession, servitudes or easements (including conservation easements and public trust easements), rights-of-way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, Contracts and other similar non-monetary matters of public record or any other similar matters not of record or which would be disclosed by an accurate survey or physical inspection of the applicable real property (provided, however, that the same, individually and in the aggregate, do not materially detract from the value of the real property or impair or interfere with the operation or use of such real property in the operation of the business currently conducted thereon); (f) pledges or deposits made in the ordinary course of business consistent with past practice in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, performance and return of money bonds and similar obligations; (g) liens arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice; (h) pledges or deposits to secure public or statutory obligations unrelated to any default or violation of any Law; (i) Liens arising under or created by this Agreement or any Transaction Document (other than as a result of a breach or default under such Contracts); (j) Liens securing obligations under the Pubco Debt Facilities, each of which shall be released substantially concurrently with or prior to the Closing; (k) restrictions on transfer resulting from securities Laws; (l) the Company Leases, Liens on the fee interest underlying any Company Leased Property, and statutory landlord liens; and (m) Liens described on Section 1.1(b) of the Company Disclosure Schedule.

76. “Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

77. “Personal Information” shall mean any information that identifies or could be used to identify an individual person (including any current, prospective or former customer, end user or employee), in addition to any information that is defined as “personally identifiable information,” “personal information,” or “personal data” or defined similarly under applicable Laws pertaining to data privacy or data protection.

78. “PFAS” shall mean any perfluoroalkyl or polyfluoroalkyl substance with at least one fully fluorinated methylene carbon (-CF2-), including perfluorooctanoic substances, perfluorooctanoic acid, hexafluoropropylene oxide (HFPO) dimer acid, and any substances colloquially referred to as “PFAS,” “PFOA,” “PFOS” and/or “GenX,” and including, in each case, any acids, salts or derivatives thereof.

79. “PNC Receivables Facility” has the meaning set forth in the Separation Agreement.

80. “Privacy Laws” shall mean any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the Processing of any Personal Information.

81. “Privacy Requirements” shall mean all applicable Privacy Laws and all of Pubco’s and its Subsidiaries’ external policies and notices and Contractual obligations relating to the Processing of Personal Information.

82. “Processing” shall mean any operations performed on data or information, including receipt, access, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure or transfer (including cross-border).

83. “Proxy Statement” shall mean the proxy statement to be mailed to the stockholders of Pubco relating to the Pubco Stockholders Meeting, including any amendments or supplements thereto.

84. “Pubco Cash-Settled Awards” shall mean Pubco RSU Awards and Pubco PSU Awards to the extent such awards are settled in cash.

85. “Pubco Common Stock” shall mean the common stock, par value $1.25 per share, of Pubco.

86. “Pubco Debt Facilities” has the meaning set forth in the Separation Agreement.

87. “Pubco LTI Awards” shall mean, collectively, Pubco RSU Awards, Pubco PSU Awards and Pubco SAR Awards.

88. “Pubco Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has or would reasonably be expected to, individually or in the aggregate, materially and adversely affect the ability of Pubco, the Company or H-ES&R Holdings to consummate the transactions contemplated by this Agreement prior to the Outside Date.

89. “Pubco PSU Award” shall mean a performance stock unit award granted under a Pubco Stock Plan.

90. “Pubco RSU Award” shall mean a restricted stock unit award granted under a Pubco Stock Plan.

91. “Pubco SAR Award” shall mean a stock appreciation right award granted under a Pubco Stock Plan.

92. “Pubco SEC Documents” shall mean all forms, reports, Schedules, statements and other documents required to be filed or furnished by Pubco with the SEC since January 1, 2024.

93. “Pubco Stock Plans” shall mean Pubco’s 2013 Equity and Incentive Compensation Plan, as amended, 2016 Non-Employee Directors’ Long-Term Equity Compensation Plan, as amended, and 1995 Non-Employee Directors’ Stock Plan, as amended.

94. “Pubco Stock-Settled Awards” shall mean Pubco RSU Awards and Pubco PSU Awards to the extent such awards are settled in shares of Pubco Common Stock.

95. “Pubco Stock Value” shall mean the closing price of the shares of Pubco Common Stock on the NYSE (as reported by Bloomberg, L.P. or, if not reported therein, in another authoritative source selected by Pubco) on the trading day prior to the date that Pubco initiates the vesting and settlement of the applicable Pubco LTI Awards pursuant to Section 2.1(b)(i)(G), rounded to the nearest cent.

96. “Pubco Stockholder Approval” shall mean the approval and adoption of this Agreement and the Merger at the Pubco Stockholders Meeting by the holders of a majority of the outstanding shares of Pubco Common Stock.

97. “Release” shall mean any emission, spill, seepage, leak, escape, leaching, depositing, discharge, dispersal, injection, pumping, pouring, emitting, emptying, dumping, disposal, release, or migration of Hazardous Substances from any source into, on, upon, under, through or out of the environment (including without limitation, soil, soil vapor, surface water, groundwater, land, stream sediments, natural resources, surface or subsurface strata and ambient or indoor air).

98. “Release Documentation” shall mean (a) with respect to the Company Credit Agreement, customary lien and guarantee release documentation reasonably satisfactory to Buyer, (b) with respect to the PNC Receivables Facility, customary payoff and lien release documents reasonably satisfactory to Buyer, and (c) with respect to the Company Notes, customary documentation reasonably satisfactory to Buyer, effecting and evidencing the redemption in full of such Company Notes and the satisfaction and discharge of all obligations under the Company Notes Indenture and the Company Notes, in accordance with the terms of the Company Notes Indenture.

99. “Restricted Country” shall mean any country or geographic region that is or has been at any time since January 1, 2021 subject to economic sanctions under Export Control Laws, including Cuba, Iran, North Korea, Sudan, Syria, the Crimea region and the so-called Donetsk Peoples’ Republic and Luhansk People’s Republic.

100. “Restricted Party” shall mean (a) any Person included on one or more of the lists of sanctioned entities maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, all administered by the Office of Foreign Assets Control; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; and any similar lists of restricted parties maintained by other Governmental Authorities; (b) a Person located or resident in or an entity that is located in or organized under the Laws of a Restricted Country; and (c) any Person owned fifty percent (50%) or more by, controlled by, or acting on behalf of a Person described in clauses (a) or (b) of this definition.

101. “R&W Policy” shall mean any representation and warranty insurance policy obtained or maintained by Buyer, Merger Sub and/or any of their Affiliates, covering losses arising out of any fact or circumstance that would constitute a breach of any of the representations and warranties set forth in this Agreement.

102. “Record Date” has the meaning set forth in the Separation Agreement.

103. “Representative” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives.

104. “Retained Marks” has the meaning set forth in the Separation Agreement.

105. “SEC” shall mean the U.S. Securities and Exchange Commission.

106. “Second Request” shall mean any request for additional information or documentary material issued by a Governmental Authority under 15 U.S.C. § 18a(e).

107. “Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

108. “Separation Agreement” shall mean that Separation Agreement, dated as of the date hereof, among Pubco, the Company, Spinco, and Buyer, as may be amended, restated, modified or supplemented from time to time in accordance with its terms.

109. “Specified SAR Award” has the meaning set forth in the Separation Agreement.

110. “Specified SAR Price” means a dollar amount equal to the per-share strike price of a Pubco SAR Award multiplied by a fraction, the numerator of which equals the Merger Consideration and the denominator of which equals the Pubco Stock Value, rounded to the nearest whole cent.

111. “Spinco Business” has the meaning set forth in the Separation Agreement.

112. “Spinco Group” has the meaning set forth in the Separation Agreement.

113. “Spinco Registration Statement” shall mean the registration statement on Form 10 (or other appropriate form) to be filed with the SEC to effect the registration of the shares of Spinco Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

114. “Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities, (ii) the total combined Interests, or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body; provided that, from and after the Distribution Time, none of the members of the Spinco Group shall be considered a Subsidiary of any member of the Company Group, and from and after the Distribution Time, none of the members of the Company Group shall be considered a Subsidiary of any member of the Spinco Group; and from and after the Effective Time, the members of the Company Group shall be deemed to be Subsidiaries of Buyer.

115. “Substitute SAR Award” has the meaning set forth in the Separation Agreement.

116. “Tax” or “Taxes” shall mean any taxes of any kind whatsoever, together with any interest, penalty, or addition to tax imposed with respect thereto.

117. “Tax Attributes” has the meaning set forth in the Separation Agreement.

118. “Tax Proceeding” shall mean any audit, investigation, examination, claim, litigation or other Action with or against any Governmental Authority with respect to Taxes.

119. “Tax Return” shall mean any return, report, claim for refund, or information return filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto and any amendment thereof.

120. “Transaction Documents” shall mean the Separation Agreement, the Transition Services Agreement, and including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

121. “Transactions” shall mean the Holding Company Merger, the Separation, the Merger, and the other transactions contemplated by this Agreement, the Separation Agreement and the other Transaction Documents.

122. “Transition Services Agreement” shall mean a Transition Services Agreement in substantially the form attached hereto as Exhibit A.

123. “Treasury Regulations” shall mean the regulations promulgated by the U.S. Treasury Department under the Code.

124. “U.S. Acquiror” shall mean a wholly owned Subsidiary of Buyer designated by Buyer that is organized under the laws of the United States or any state thereof and that is a direct, or indirect through one or more entities organized under the laws of the United States or any state thereof, parent of Merger Sub.

125. “Willful Breach” shall mean, with respect to any obligation, covenant or agreement of a Party in this Agreement, any action or omission taken or omitted to be taken by such Party in material breach of such obligation, covenant or agreement that such Party intentionally takes (or intentionally fails to take or perform) with knowledge that such action or omission would, or would reasonably be expected to, cause or result in a material breach of this Agreement.

Section 1.2 Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Alternative Notice	Section 7.7(c)
Base Amount	Section 7.6(b)
Behavioral Commitments	Section 7.4(c)
Book-Entry Shares	Section 2.1(b)(i)(H)
Buyer	Preamble
Buyer Board	Recitals
Buyer Termination Fee	Section 9.4
Certificate	Section 2.1(b)(i)(H)
Certificate of Merger	Section 2.3
Chosen Courts	Section 10.2
Closing	Section 2.1(a)
Closing Date	Section 2.1(a)
Company	Preamble
Company Board	Recitals
Company Common Stock	Recitals
Company Financial Statements	Section 5.5(a)
Company Lease	Section 5.9(b)
Company Leased Property	Section 5.9(b)
Company Material Contracts	Section 5.11(a)
Company Owned Real Property	Section 5.9(a)
Company Real Property	Section 5.9(b)
Company Software	Section 5.16(h)
Company Stockholder Approvals	Section 4.8(e)
Competing Proposal	Section 7.7(f)(i)
Dissenting Shares	Section 3.1(h)
Dissenting Stockholders	Section 3.1(a)(i)
Distribution	Recitals
Distribution Documents	Section 4.7
Effective Time	Section 2.3
Exchange Fund	Section 3.1(b)(i)
Excluded Shares	Section 3.1(a)(i)
H-ES&R Holdings	Preamble
Holding Company Merger	Recitals
Holding Company Merger Certificate of Merger	Section 2.1(b)(i)(A)
Holding Company Merger Effective Time	Section 2.1(b)(i)(A)
Indemnified Parties	Section 7.6(a)
Intended Tax Treatment	Recitals
Interim Contribution	Recitals
Interim Distributions	Recitals
Interim Period	Section 7.1(a)
Legal Restraint	Section 8.1(e)
Merger	Section 2.2
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.1(a)(iv)
Merger Sub Stockholder Approval	Section 7.15
Necessary Proxy Financial Statements	Section 7.3(a)
Necessary Public Spinco Financial Statements	Section 7.3(b)
Necessary Spinco Financial Statements	Section 7.3(b)
Negotiation Period	Section 7.7(c)

Order	Section 5.8(a)
Outside Date	Section 9.1(b)
Parties	Preamble
Party	Preamble
Paying Agent	Section 3.1(b)(i)
Pubco	Preamble
Pubco Adverse Recommendation Change	Section 7.7(b)
Pubco Board	Recitals
Pubco Board Recommendation	Recitals
Pubco Stockholders Meeting	Section 7.3(f)(i)
Pubco Termination Fee	Section 9.3(b)
Registered Company Intellectual Property	Section 5.16(a)
Relevant Business	Section 7.4(f)
Remedies Exception	Section 4.2
Reorganization	Recitals
Section 251(g) Provisions	Section 2.1(b)(i)(C)
Separation	Recitals
Solvent	Section 6.10
Spinco	Recitals
Spinco Common Stock	Recitals
Superior Proposal	Section 7.7(f)(ii)
Surviving Corporation	Section 2.2
Transaction Litigation	Section 7.9
Triggering Event	Section 7.7(b)

Section 1.3 Interpretation.

(a) Unless the context of this Agreement otherwise requires:

(i) (A) words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (G) the word “or” shall be disjunctive but not exclusive;

(ii) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date or dates;

(iii) references to any federal, state, local, or foreign statute or Law shall include all regulations promulgated thereunder, and for the purposes of Section 8.1(e), references to any Law shall not include any notice of an ongoing investigation by a Governmental Authority; and

(iv) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c) Nothing herein (including the Company Disclosure Schedule and the Buyer Disclosure Schedule) shall be deemed an admission by any Party or any of its Affiliates, in any Action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(e) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(f) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(g) The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless the context otherwise requires.

(i) All monetary figures shall be in United States dollars unless otherwise specified.

(j) No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a Company Material Adverse Effect, Pubco Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, or materiality.

(k) The phrases “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents have been (i) physically or electronically delivered to the relevant Party (and includes that such information or documents have been furnished to its Representatives acting on its behalf or posted to the Company Datasite) or (ii) are otherwise Pubco SEC Documents and made publicly available on the SEC’s EDGAR website by Pubco, in each case, at least two (2) Business Days prior to the execution of this Agreement.

(l) References to the “ordinary course” or “ordinary course of business” shall mean, with respect to an action taken or omitted by any Person, that such action is consistent with the ordinary course of business of such Person.

ARTICLE II

THE MERGER

Section 2.1 Closing.

(a) Closing. Unless this Agreement has been terminated pursuant to Section 9.1, the closing of the Merger (the “Closing”) shall take place at 8:00 a.m., New York City time, on the date that is three (3) Business Days after the date on which the conditions set forth in Article VIII (other than those conditions set forth in Section 8.1(b), Section 8.2 or Section 8.3, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions prior to or at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, by electronic exchange of documents and signatures or at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004, unless another date, time or place is agreed to in writing by Pubco and Buyer. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

(b) Transactions Prior to the Merger.

(i) Holding Company Merger. On the date of the Closing, upon the terms and subject to the conditions set forth in this Agreement, at the Holding Company Merger Effective Time, Pubco shall be merged with and into H-ES&R Holdings in accordance with the provisions of Sections 251(g) and 264 of the DGCL and Section 18-209 of the DLLCA, and the separate corporate existence of Pubco shall thereupon cease. H-ES&R Holdings shall be the surviving entity in the Holding Company Merger, and the separate limited liability company existence of H-ES&R Holdings, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Holding Company Merger, except as set forth in this Section 2.1(b)(i). The Holding Company Merger shall have the effects set forth in Section 259 of the DGCL and Section 18-209(g) of the DLLCA and this Agreement and shall be consummated in accordance with the following:

(A) Holding Company Merger Effective Time. At the Closing, Pubco shall cause the Holding Company Merger to be consummated by causing a certificate of merger (the “Holding Company Merger Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and DLLCA and shall make all other filings or recordings required under the DGCL and DLLCA in connection with the Holding Company Merger. The Holding Company Merger shall become effective at the time when the Holding Company Merger Certificate of Merger has been duly filed with, and accepted for record by, the office of the Secretary of State of the State of Delaware in accordance with the DGCL and DLLCA, or at such later time or date as the Parties hereto shall agree and specify in the Holding Company Merger Certificate of Merger in accordance with applicable Law, but in any event prior to the Interim Distributions (the “Holding Company Merger Effective Time”).

(B) The Certificate of Formation. The certificate of formation of H-ES&R Holdings, as in effect immediately prior to the Holding Company Merger Effective Time, shall be the certificate of formation of H-ES&R Holdings as the surviving entity in the Holding Company Merger, until thereafter amended as provided therein or by applicable Law.

(C) The Limited Liability Company Agreement. Pubco and H-ES&R Holdings shall take such actions necessary so that, immediately prior to the Holding Company Merger Effective Time, the limited liability company agreement of H-ES&R Holdings is amended to include the provisions required to be contained in the limited liability company agreement of H-ES&R Holdings as the surviving entity in the Holding Company Merger pursuant to Section 251(g)(7) of the DGCL (the “Section 251(g) Provisions”). Such limited liability company agreement, as so amended and restated shall be the limited liability company agreement of H-ES&R Holdings as the surviving entity in the Holding Company Merger, until thereafter amended as provided therein or by applicable Law. Following the Effective Time, Buyer shall, at the request of Spinco, approve and adopt one or more amendments to the limited liability company agreement of H-ES&R to eliminate from the limited liability company agreement of H-ES&R the Section 251(g) Provisions.

(D) Managers. The managers of H-ES&R Holdings immediately prior to the Holding Company Merger Effective Time shall be, from and after the Holding Company Merger Effective Time, the managers of H-ES&R Holdings as the surviving entity in the Holding Company Merger, each to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of H-ES&R Holdings as the surviving entity in the Holding Company Merger.

(E) Officers. The officers of Pubco immediately prior to the Holding Company Merger Effective Time shall, from and after the Holding Company Merger Effective Time, be the officers of H-ES&R Holdings as the surviving entity in the Holding Company Merger, each to hold office until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of H-ES&R Holdings as the surviving entity in the Holding Company Merger.

(F) Effect of the Holding Company Merger on Securities; Distribution of Company Common Stock. At the Holding Company Merger Effective Time, as a result of the Holding Company Merger and without any action on the part of Pubco, the Company, H-ES&R Holdings or the holders of any of their respective securities: (x) each share of Pubco Common Stock issued and outstanding immediately prior to the Holding Company Merger Effective Time (other than shares held in treasury, which shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist) shall be converted into one (1) share of Company Common Stock, (y) the limited liability company interest in H-ES&R Holdings held by the Company prior to the Holding Company Merger Effective Time shall remain outstanding and thereafter represent the entire limited liability company interest of H-ES&R Holdings as the surviving entity in the Holding Company Merger, and (z) from and after the Holding Company Merger Effective Time, holders of certificates formerly evidencing Pubco Common Stock and former holders of shares of Pubco Common Stock that, immediately prior to the Holding Company Merger Effective Time was represented by book-entry on the stock transfer books of Pubco, shall cease to have any rights as stockholders of Pubco, except as provided by Law. Effective immediately after the Holding Company Merger Effective Time, H-ES&R Holdings as the surviving corporation in the Holding Company Merger shall distribute to the Company all shares of Company Common Stock held by Pubco immediately prior to the Holding Company Merger Effective Time.

(G) Treatment of Pubco LTI Awards. Not more than ten (10) Business Days prior to the Closing Date, each unvested Pubco LTI Award (other than Pubco PSU Awards) shall vest in full, each Pubco PSU Award shall vest in accordance with its terms, and each Pubco LTI Award shall be cancelled and settled as follows:

(1) in the case of each In-the-Money Pubco SAR Award that is not a Specified SAR Award, the Net Shares in respect thereof shall be issued by Pubco to the applicable Award Holder no later than the close of business on the Business Day prior to the Closing Date, which Net Shares will be converted into shares of Company Common Stock in the Holding Company Merger in accordance with Section 2.1(b)(i)(F), and the applicable Award Holder shall receive, in respect of such shares of Company Common Stock, (i) in the Distribution, the shares of Spinco Common Stock distributed in respect of such shares of Company Common Stock, and (ii) in the Merger, the Merger Consideration in respect of each such share of Company Common Stock pursuant to Section 3.1(a)(i);

(2) in the case of each Pubco SAR Award that is not an In-the-Money Pubco SAR Award or a Specified SAR Award, the applicable Award Holder shall receive no consideration in respect thereof; and

(3) in the case of each Specified SAR Award, the applicable Award Holder shall receive a Substitute SAR Award in accordance with the terms of Section 5.3(e) of the Separation Agreement;

(4) in the case of each Specified SAR Award that is an In-the-Money Pubco SAR Award, the applicable Award Holder shall be paid an amount of cash equal to the product of (i) the Merger Consideration, less the Specified SAR Price for such Specified SAR Award, multiplied by (ii) the number of vested shares of Pubco Common Stock subject to such award immediately prior to its cancellation pursuant to this Section 2.1(b)(i)(G) (after taking into account the vesting of such award occurring in connection with the Transactions pursuant to this Section 2.1(b)(i)(G)), payable by the member of the Spinco Group that is the Award Holder’s employing or engaging entity as of the Closing Date (or its applicable agent) on the first administratively practicable payroll date after the Closing Date;

(5) in the case of each Pubco Stock-Settled Award, the Net Shares in respect thereof shall be issued by Pubco to the applicable Award Holder no later than the close of business on the Business Day prior to the Closing Date, which Net Shares will be converted into shares of Company Common Stock in the Holding Company Merger in accordance with Section 2.1(b)(i)(F), and the applicable Award Holder shall receive, in respect of such shares of Company Common Stock, (i) in the Distribution, the shares of Spinco Common Stock distributed in respect of such shares of Company Common Stock, and (ii) in the Merger, the Merger Consideration in respect of each such share of Company Common Stock pursuant to Section 3.1(a)(i); and

(6) in the case of each Pubco Cash-Settled Award, the applicable Award Holder shall be paid an amount of cash equal to the product of (i) the Net Shares multiplied by (ii) the Pubco Stock Value payable by the member of the Company Group or Spinco Group that is the Award Holder’s employing or engaging entity as of the Closing Date (or its applicable agent) on the first administratively practicable payroll date after the Closing Date.

Notwithstanding anything to the contrary herein, with respect to any Pubco LTI Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be settled in accordance with the timing set forth in this Section 2.1(b)(i)(G) without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Pubco Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

On or prior to the Business Day before the Closing Date, the Pubco Board (or another committee duly authorized by the Pubco Board for such purpose) and the Company Board shall adopt any resolutions and take such other actions as may be necessary to implement the provisions of this Section 2.1(b)(i)(G).

(H) No Surrender of Securities. Each outstanding certificate that, immediately prior to the Holding Company Merger Effective Time, evidenced shares of Pubco Common Stock (a “Certificate”) shall, from the Holding Company Merger Effective Time, be deemed and treated for all corporate purposes to represent the ownership of the same number of shares of Company Common Stock. With respect to shares of Pubco Common Stock that, immediately prior to the Holding Company Merger Effective Time was represented by book-entry on the stock transfer books of Pubco, the shares of Company Common Stock into which such shares of Pubco Common Stock are converted in the Holding Company Merger shall, from the Holding Company Merger Effective Time, be represented by book-entry on the stock transfer books of the Company and be referred to as “Book-Entry Shares.” From and after the Holding Company Merger Effective Time, there shall be no transfers on the stock transfer books of Pubco of the shares of Pubco Common Stock that were outstanding immediately prior to the Holding Company Merger Effective Time.

(I) Other Requirements of 251(g) of the DGCL. Pubco and the Company shall take all actions necessary to ensure that the Holding Company Merger complies with Section 251(g) of the DGCL, including by (x) causing the certificate of incorporation and by-laws of the Company immediately following the Holding Company Merger Effective Time to contain provisions identical to the certificate of incorporation and by-laws of Pubco immediately prior to the Holding Company Merger Effective Time (other than provisions, if any, regarding the incorporator or incorporators, the registered office and agent, the initial board of directors and the initial subscribers for shares and such provisions contained in any amendment to the certificate of incorporation as were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock, if such change, exchange, reclassification, subdivision, combination, or cancellation has become effective) and (y) ensuring that the directors of Pubco become or remain the directors of the Company upon the Holding Company Merger Effective Time.

(ii) Other Transactions. Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Interim Contribution and prior to the Effective Time, the Company will issue the Intercompany Note and effect the Distribution, in each case in accordance with the Separation Agreement.

Section 2.2 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into the Company (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, the Company shall become an indirect wholly owned Subsidiary of Buyer (and a direct or indirect wholly owned subsidiary of U.S. Acquiror). References herein to the “Company” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. The Merger shall have the effects set forth in Section 259 of the DGCL and this Agreement.

Section 2.3 Effective Time. On the Closing Date, the Company and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Certificate of Merger shall specify that the Merger shall become effective at a time on the Closing Date (such time, the “Effective Time”) that is immediately after the Distribution Time.

Section 2.4 Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated to be in the form of the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time (with such modifications as may be necessary to comply with Section 7.6), and such certificate of incorporation, as so amended and restated, shall be the certificate of incorporation of the Company from and after the Effective Time until thereafter changed or amended as provided therein or by applicable Law (subject to compliance with Section 7.6).

(b) Buyer shall take all actions necessary so that the bylaws of Merger Sub in effect as of immediately prior to the Effective Time shall include such provisions as necessary to comply with Section 7.6, and such bylaws of Merger Sub shall be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter changed or amended as provided therein or by applicable Law (subject to compliance with Section 7.6).

(c) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and (ii) the officers of Merger Sub as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES;

REPAYMENT OF INTERCOMPANY NOTE

Section 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party to this Agreement or any holder of the capital stock of Pubco, the Company, Merger Sub or Buyer:

(a) Company Common Stock and Merger Sub Common Stock.

(i) Each share of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (other than (A) shares cancelled or converted in accordance with Section 3.1(a)(ii) and (B) any shares of Company Common Stock held by stockholders of the Company who comply with all provisions of Section 262 of the DGCL concerning the right of holders of shares of Company Common Stock to demand appraisal of such shares in connection with the Merger (such holders described in this clause (B), “Dissenting Stockholders” and such shares described in clause (A) and clause (B) and Section 3.1(a)(ii), the “Excluded Shares”)) shall automatically cease to exist and be converted into and represent the right to receive from U.S. Acquiror, the Merger Consideration, without interest.

(ii) Each share of Company Common Stock held by the Company as treasury stock or owned by Buyer or Merger Sub immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor or in respect thereof. Each share of Company Common Stock owned by any direct or indirect wholly owned Subsidiary of Buyer (other than Merger Sub) or the Company will be converted into such number of shares of the Surviving Corporation so as to maintain relative ownership percentages.

(iii) As of the Effective Time, each share of Company Common Stock issued and outstanding as of immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided in Section 3.1(a)(i) (or Section 2.1(b)(i)(G), as applicable).

(iv) At the Effective Time, all of the shares of common stock, par value $0.001 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one (1) fully paid and nonassessable share of common stock, par value $0.00001 per share, of the Surviving Corporation.

(b) Exchange and Payment.

(i) Paying Agent. At least ten (10) Business Days prior to the Closing, Buyer and Merger Sub shall enter into an agreement (on terms reasonably acceptable to Pubco) with the Company’s transfer agent (or another entity reasonably acceptable to the Company) to act as agent for the stockholders of the Company in connection with the Merger (the “Paying Agent”) and to receive the Merger Consideration to which the stockholders of the Company shall become entitled pursuant to this Article III. Promptly after the close of business on the Business Day prior to the Closing Date, Pubco shall deliver to Buyer a certificate specifying the number of shares of Company Common Stock that will be outstanding immediately prior to the Effective Time. At the Closing, Buyer shall cause U.S. Acquiror to deposit, or to cause to be deposited, with the Paying Agent, for the benefit of the stockholders of the Company, a cash amount in immediately available funds necessary for the Paying Agent to make the aggregate payments of the Merger Consideration in respect of the shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time other than the Excluded Shares. Such cash provided to the Paying Agent is referred to as the “Exchange Fund.” If a Dissenting Stockholder effectively withdraws its demand for, or loses its, appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, Buyer shall cause U.S. Acquiror to make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which the Dissenting Stockholder has withdrawn its demand for, or lost its, appraisal rights pursuant to Section 262 of the DGCL and (y) the Merger Consideration. The Paying Agent shall invest the cash portion of the Exchange Fund as directed by Buyer; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 3.1(a)(i) shall be promptly returned to the Surviving Corporation. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 3.1(a)(i) Buyer shall cause U.S. Acquiror or the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such aggregate payments under Section 3.1(a)(i).

(ii) Letter of Transmittal. As soon as reasonably practicable (and in any event, within five (5) Business Days) after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each record holder of shares of Company Common Stock represented by a Certificate or Certificates a letter of transmittal which shall (A) specify that delivery of Certificate(s) shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of such Certificates to the Paying Agent and shall be in such form and have such other provisions as Buyer and Pubco shall reasonably agree and (B) include instructions for use in effecting the surrender of the Certificates in exchange for Merger Consideration with respect to the shares formerly represented thereby.

(iii) Payment for Shares. Upon delivery to the Paying Agent of such letter of transmittal by any record holder of shares of Company Common Stock represented by a Certificate or Certificates (other than Excluded Shares), if applicable, duly completed and signed in accordance with its instructions, and surrender of the Certificate that immediately prior to the Effective Time represented such shares of Company Common Stock (or affidavit of loss in lieu thereof as provided in Section 3.1(g)), such record holder shall be entitled to receive the Merger Consideration in respect of each of such shares, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable as provided above. Risk of loss of and title to any Certificate will pass only upon proper delivery as provided above. In the event of a transfer of ownership of shares that is not registered in the stock transfer books of Pubco or the Company, a check for any cash and a certificate or other evidence representing any share of Pubco Common Stock, in each case, to be delivered upon compliance with the procedures described above, may be issued to the transferee if the applicable letter of transmittal is accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or that stock transfer or other similar Taxes are not applicable.

(iv) Book-Entry Shares. As soon as reasonably practicable (and in any event, within two (2) Business Days) after the Effective Time, Buyer shall cause U.S. Acquiror to cause the Paying Agent to issue and deliver to each holder of Book-Entry Shares a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 3.1(a) in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal, “agent’s message” or other documents to the Paying Agent, and such Book-Entry Shares shall then be cancelled. No interest will be paid or accrued for the benefit of holders of Book-Entry Shares on the Merger Consideration payable in respect of Book-Entry Shares.

(c) No Further Ownership Rights in Company Common Stock. All cash payments in respect of shares of Company Common Stock in accordance with the terms of this Section 3.1 shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

(d) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of the Company shall be closed and no transfer shall be made of any shares of capital stock of the Company that were outstanding as of immediately prior to the Effective Time.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund made available to the Paying Agent that remains undistributed to the former holders of shares of Company Common Stock on the one (1)-year anniversary of the Effective Time shall be delivered to the Surviving Corporation, and any former holders of shares of Company Common Stock who have not received payments in respect of shares of Company Common Stock in accordance with this Article III shall thereafter look only to U.S. Acquiror and the Surviving Corporation for the Merger Consideration to which they are entitled pursuant to Section 3.1(a)(i), (subject to any applicable abandoned property, escheat or similar Law).

(f) No Liability. None of Pubco, Spinco, H-ES&R Holdings, the Surviving Corporation, Buyer, Merger Sub, the Paying Agent nor any other Person shall be liable to any holder of Company Common Stock or any holder of shares of Pubco Common Stock for cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer, the posting by such Person of a bond in customary amount and upon such terms as may be required by Buyer as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue the Merger Consideration in respect of the number of shares of Company Common Stock formerly represented by such lost, stolen or destroyed Certificate.

(h) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and which are held by a stockholder who is entitled to demand and properly demands appraisal of such shares of Company Common Stock (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL, shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such Share, in accordance with Section 3.1(a), without interest. Pubco shall give Buyer (i) prompt written notice and a copy of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by Pubco relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal by stockholders under the DGCL. Pubco shall not, except with the prior written consent of Buyer, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Buyer or a Subsidiary of Buyer shall be responsible for any and all amounts payable in respect of Dissenting Shares.

(i) Tax Withholding. The Company, Pubco, Buyer, U.S. Acquiror, Merger Sub, the Surviving Corporation, the Paying Agent and any other applicable withholding agent shall each be entitled to deduct and withhold from any amounts otherwise payable or issuable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. Tax Law. To the extent amounts are so deducted or withheld and timely paid over to the appropriate Governmental Authority, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.2 Repayment of Intercompany Note. Immediately following the Effective Time, on the Closing Date, Buyer shall cause U.S. Acquiror to contribute or cause to be contributed to the Company, and the Company shall immediately thereafter pay to H-ES&R Holdings, a cash amount in immediately available funds equal to the amount necessary to repay in full the Intercompany Note (it being understood that cash and cash equivalents of the Company and its Subsidiaries may be available and may also be used to fund this amount). For the avoidance of doubt, if the Intercompany Note is paid in accordance with this Section 3.2, no interest will be payable thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING PUBCO AND H-ES&R HOLDINGS

Except as otherwise disclosed or identified in (a) the Pubco SEC Documents filed and publicly available on the SEC’s EDGAR database at least two (2) Business Days prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the Company Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article IV or Article V to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), the Company hereby represents and warrants to Buyer as follows:

Section 4.1 Organization of Pubco and H-ES&R Holdings. Each of Pubco and H-ES&R Holdings is a corporation or limited liability company, as applicable, that is duly organized, validly existing and in good standing under the Laws of the state of Delaware, except as would not reasonably be expected to have, individually or in the aggregate, a Pubco Material Adverse Effect. Each of Pubco and H-ES&R Holdings has all requisite corporate or limited liability company, as applicable, power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Pubco Material Adverse Effect.

Section 4.2 Due Authorization. Each of Pubco and H-ES&R Holdings has all requisite corporate or limited liability company, as applicable, power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the Transactions, except for (a) such further action of the Company Board required to establish the Record Date and the Distribution Date and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver, of the conditions set forth in the Separation Agreement), (b) the Company Stockholder Approvals, and (c) the Pubco Stockholder Approval. The execution and delivery by Pubco and H-ES&R Holdings of this Agreement and the Transaction

Documents to which Pubco or H-ES&R Holdings is or will be a party and the consummation by Pubco and H-ES&R Holdings of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate or limited liability company, as applicable, action on its part, and no other corporate or limited liability company, as applicable, action on the part of Pubco or H-ES&R Holdings is necessary to (x) authorize this Agreement or the Transaction Documents to which it is or will be a party or, (y) consummate the Transactions, but in the case of this clause (y) subject to (i) such further action of the Company Board required to establish the Record Date and the Distribution Date and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement), (ii) the Company Stockholder Approvals, and (iii) the Pubco Stockholder Approval. Each of this Agreement and the Transaction Documents to which Pubco or H-ES&R Holdings is or will be a party has been or will be duly and validly executed and delivered by each of by Pubco or H-ES&R Holdings (as applicable), and (assuming that each of this Agreement and the other applicable Transaction Documents to which Buyer or Merger Sub is or will be a party constitutes a legal, valid and binding obligation of Buyer or Merger Sub (as applicable)), constitutes or will when executed and delivered constitute the legal, valid and binding obligation of Pubco or H-ES&R Holdings, as applicable, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 4.3 Capitalization of Pubco and H-ES&R Holdings.

(a) The authorized capital stock of Pubco consists of 150,000,000 shares of Pubco Common Stock and 4,000,000 shares of preferred stock. As of the close of business on November 19, 2025, (i) 80,698,491 shares of Pubco Common Stock were issued and outstanding (excluding treasury shares), all of which were duly authorized, validly issued, fully paid and nonassessable, (ii) 37,564,293 shares of Pubco Common Stock were held by Pubco in its treasury, (iii) 3,004,434 shares of Pubco Common Stock were subject to Pubco SAR Awards, (iv) 2,089,603 shares of Pubco Common Stock were subject to Pubco RSU Awards, and (v) 3,750,398 shares of Pubco Common Stock were subject to Pubco PSU Awards (assuming applicable performance conditions are achieved at maximum levels). Other than 7,039,770 shares of Pubco Common Stock reserved for issuance, including 4,414,168 shares of Pubco Common Stock reserved for issuance under the Pubco Stock Plans, Pubco has no shares of capital stock reserved for issuance.

(b) Upon any issuance of any shares of Pubco Common Stock in accordance with the terms of the Pubco Stock Plan, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens and shall be issued in compliance with all applicable Law. Pubco does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Pubco on any matter.

Section 4.4 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of Buyer and Merger Sub set forth in Article VI, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of Pubco or H-ES&R Holdings for the execution, delivery and performance by Pubco or H-ES&R Holdings of this Agreement or any Transaction Document to which it is a party or the consummation by Pubco or H-ES&R Holdings of the Transactions, except: (i) any filing that may be required under the HSR Act, any other Antitrust Laws, or Foreign Investment Law, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits; (iii) the filing of the Holding Company Merger Certificate of Merger and the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of NYSE; (v) the filing of any amendment to the Organizational Documents of Spinco or the Company to effect the Holding Company Merger and the Separation; (vi) the filing of the Spinco Registration Statement; (vii) any filings with and approvals of a national securities exchange to permit the shares of Spinco Common Stock that are to be distributed in the Distribution to be approved for listing on such national securities exchange, subject to official notice of issuance; (viii) the filing with the SEC of the Proxy Statement; or (ix) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Pubco Material Adverse Effect.

(b) Subject to the receipt of the Consents referenced in Section 4.4(a), neither the execution, delivery and performance by Pubco or H-ES&R Holdings of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time, nor the consummation by Pubco or H-ES&R Holdings of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the Organizational Documents of Pubco or H-ES&R Holdings, (ii) result in a breach or violation of, or constitute a default under, or give rise to any right of termination, amendment, cancellation or acceleration adverse to Pubco or H-ES&R Holdings under a Contract to which Pubco or H-ES&R Holdings is a party, or (iii) violate any Law applicable to Pubco or H-ES&R Holdings, except, in the case of clause (ii) and clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Pubco Material Adverse Effect.

Section 4.5 Litigation. As of the date of this Agreement, (a) there are no Actions pending or, to the Knowledge of the Company, threatened against Pubco, or any of its Subsidiaries (including H-ES&R Holdings), or arising out of or relating to the business of Pubco and its Subsidiaries, except as would not reasonably be expected to result in a Pubco Material Adverse Effect, and (b) neither Pubco nor any of its Subsidiaries is subject to any outstanding Order, except as would not reasonably be expected to result in, individually or in the aggregate, a Pubco Material Adverse Effect.

Section 4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which Buyer or any of its Subsidiaries, including Merger Sub, the Surviving Corporation or the members of the Company Group would be liable after Closing, in connection with this Agreement or the Transaction Documents, or the Transactions, based upon arrangements made by or on behalf of Pubco or any of its Subsidiaries (including H-ES&R Holdings).

Section 4.7 Proxy Statement; Spinco Registration Statement. None of the information regarding Pubco or any of its Subsidiaries (including the members of the Company Group), the Company Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by Pubco or the Company or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Spinco Registration Statement, or the documents relating to the Distribution that are filed with the SEC and/or distributed to Pubco stockholders (the “Distribution Documents”) will, in the case of the Proxy Statement or the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Spinco Registration Statement, at the time such registration statement becomes effective, on the date of the Pubco Stockholders Meeting, at the Distribution Date or at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Spinco Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Buyer or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

Section 4.8 Board and Stockholder Approval.

(a) At a meeting duly called and held, or by written consent, the Pubco Board has by unanimous vote of all directors (i) determined that the terms of this Agreement and the other Transaction Documents to which Pubco is or will be a party and the transactions contemplated hereby and thereby, including the Separation and the Merger, are advisable, fair to, and in the best interests of Pubco and its stockholders; (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the other Transaction Documents to which Pubco is or will be a party and the transactions contemplated hereby and thereby, including the Holding Company Merger, the Separation and the Merger; and (iii) resolved to make the Pubco Board Recommendation, subject to Section 7.7.

(b) By written consent, the board of managers of H-ES&R Holdings has unanimously approved and declared advisable the execution, delivery and performance of this Agreement and the other Transaction Documents to which H-ES&R Holdings is or will be a party and the transactions contemplated hereby and thereby, including the Holding Company Merger and the Separation.

(c) By written consent, the Company Board has unanimously approved and declared advisable the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby, including the Holding Company Merger, the Separation and the Merger.

(d) No vote of the holders of any class of equity securities of Pubco is required for the execution and delivery of this Agreement or any other Transaction Documents to which any of Pubco or its Subsidiaries is to be a party, the performance by Pubco or any of its Subsidiaries of its obligations hereunder and thereunder, or to consummate the Merger and the other transactions contemplated hereunder and thereunder, except that the consummation of the Merger requires the Pubco Stockholder Approval.

(e) Immediately after the execution of this Agreement, Pubco will approve and adopt, as the Company’s sole stockholder, and the Company will approve and adopt, as the sole member of H-ES&R Holdings, this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, including the Merger and Separation (the “Company Stockholder Approvals”).

Section 4.9 Opinion of Pubco Financial Advisor. The Pubco Board has received the written opinion of BofA Securities, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the qualifications, assumptions, limitations and other matters set forth in the written opinion, the Base Price to be paid by Buyer to acquire the Company Business pursuant to this Agreement and the Separation Agreement is fair, from a financial point of view, to the holders of Pubco Common Stock.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed or identified in (a) the Pubco SEC Documents filed and publicly available on the SEC’s EDGAR database at least two (2) Business Days prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the corresponding section or subsection of the Company Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article V or Article IV to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), the Company hereby represents and warrants to Buyer and Merger Sub as follows:

Section 5.1 Organization of the Company Group. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each member of the Company Group other than the Company is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each member of the Company Group has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.2 Due Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and (subject to the receipt of the Consents described in Section 5.4(a)) to consummate the Transactions (subject, in the case of the Merger, to the Pubco Stockholder Approval and the Company Stockholder Approval), and except for such further action of the Company Board required to establish the Record Date and the Distribution Date, and declare the Distribution (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement). The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is or will be a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part and, except for Pubco Stockholder Approval and the Company Stockholder Approvals, no other corporate action on the part of the Company is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party. Each of this Agreement and the Transaction Documents to which it is or will be a party has been, or when executed and delivered will be, duly and validly executed and delivered by the Company and (assuming that this Agreement and such other applicable Transaction Documents to which Buyer or Merger Sub is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of Buyer or Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Remedies Exception.

Section 5.3 Capitalization of the Company.

(a) As of the date hereof, (i) the authorized capital stock of the Company consists of 100 shares of Company Common Stock, (ii) the issued and outstanding shares of capital stock of the Company consists of 100 shares of Company Common Stock, and (iii) no shares of Company Common Stock are being held by the Company in its treasury. All of the issued and outstanding shares of Company Common Stock are, as of the date hereof (and as of immediately prior to the Holding Company Merger Effective Time will be), owned, of record and beneficially, by Pubco and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights.

(b) No bonds, debentures, notes or other Indebtedness of any member of the Company Group having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of the Company (including Company Common Stock) may vote are, or as of the Effective Time will be, issued or outstanding.

(c) Except as contemplated by this Agreement and the other Transaction Documents, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of the Company, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of the Company, (ii) agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its shares of capital stock, or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of the Company.

Section 5.4 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of Buyer and Merger Sub set forth in Article VI, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of the Company for the execution, delivery and performance by the Company of this Agreement or by the Company or any member of the Company Group of any Transaction Document to which it is a party or the consummation by the Company or any member of the Company Group of the Transactions, except (i) any filing that may be required under the HSR Act, any other Antitrust Law, or Foreign Investment Law, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits; (iii) the filing of the Holding Company Merger Certificate of Merger and the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of NYSE; (v) the filing of any amendment to the Organizational Documents of Spinco or the Company to effect the Holding Company Merger and the Separation; (vi) the filing of the Spinco Registration Statement; (vii) any filings with and approvals of a national securities exchange to permit the shares of Spinco Common Stock that are to be distributed in the Distribution to be approved for listing on such national securities exchange, subject to official notice of issuance; (viii) the filing with the SEC of the Proxy Statement; or (ix) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Pubco Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 5.4(a), neither the execution, delivery and performance of this Agreement by the Company or any Transaction Document by the Company or any member of the Company Group to which it is or will be a party as of the Effective Time, nor the consummation by the Company or any member of the Company Group of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of the Company or of the members of the Company Group, (ii) result in a breach or violation of, or constitute a default under, or give rise to any right of termination, amendment, cancellation or acceleration adverse to any member of the Company Group under any Contract, or (iii) violate any Law applicable to the Company Business, except, in the case of clause (ii) and clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Pubco Material Adverse Effect.

Section 5.5 Financial Statements; Undisclosed Liabilities.

(a) Section 5.5(a) of the Company Disclosure Schedule sets forth unaudited statements of operations of the Company Business for the years ended December 31, 2023, and December 31, 2024, and for the six (6)-month period ended June 30, 2025, and select unaudited balance sheet accounts of the Company Business as of December 31, 2023, December 31, 2024, and June 30, 2025 (the “Company Financial Statements”). The Company Financial Statements (i) were prepared in good faith and derived from the financial data inputs in the consolidated audited financial statements of Pubco for the fiscal years ended, and as of, December 31, 2023, December 31, 2024, and for the six (6)-month period ended, and as of, June 30, 2025, and (ii) present fairly, in all material respects, the financial position and the results of operations of the Company Business as of the respective dates thereof or the periods then ended, in each case except as may be noted therein and subject to normal and recurring year-end adjustments and the absence of footnote disclosures; provided that the Company Financial Statements and the foregoing representations and warranties are qualified by the fact that (A) the Company Business has not operated on a separate standalone basis and has historically been reported within Pubco’s consolidated financial statements, (B) the Company Financial Statements assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Company Business would incur on a standalone basis and certain charges (income tax provisions) and certain liabilities (income tax liabilities and certain self-insurance reserves) and the cash flows related thereto have not been allocated to the Company Business, and (C) the Company Financial Statements are not necessarily indicative of what the results of operations, financial position and cash flows of the Company Business or the members of the Company Group will be in the future. The Company Financial Statements correspond to the segment reporting for Pubco’s Clean Earth reportable business segment as set forth in Pubco’s Quarterly Report on Form 10-Q for the six (6)-month period ended June 30, 2025 and Pubco’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2024 and December 31, 2023.

(b) Except as noted in Section 5.5(a)(ii)(B) of the Company Disclosure Schedule, there are no liabilities or obligations of the Company Business of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP as applied by Pubco to be reflected on a balance sheet of the Company Business, other than those that: (i) are reflected or reserved against on the Company Financial Statements; (ii) have been incurred in the ordinary course of business consistent with past practice since June 30, 2025; (iii) are incurred in connection with the Transactions or the announcement, negotiation, execution or performance of this Agreement, the Transaction Documents or the Separation; (iv) have been (or will be prior to the Closing) discharged or paid off; or (v) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) With respect to the Company Business, Pubco and its Affiliates maintain internal controls over financial reporting that provide reasonable assurance (i) that transactions of the Company Business are recorded as necessary to permit the consistent preparation of financial statements in accordance with Section 5.5(a), (ii) that receipts and expenditures of Pubco and its Affiliates are being made only in accordance with the authorization of management and directors of Pubco and its Affiliates and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group. Since June 30, 2025, to the Knowledge of the Company, there has not been any (A) significant deficiency or material weakness in any system of internal accounting control used by the Company Business or (B) fraud involving management or other employees of the Company Business who have a material role in the preparation of financial statements or the internal accounting controls used by the Company Business.

(d) The Necessary Proxy Financial Statements will (i) be prepared in good faith and derived from the financial data inputs in the consolidated audited financial statements of Pubco for the fiscal years ended, and as of, December 31, 2024, December 31, 2025, and for any interim period, and as of the end of such interim period, and (ii) present fairly, in all material respects, the financial position and the results of operations of the Company Business as of the respective dates thereof or the periods then ended, in each case except as may be noted therein and subject to normal and recurring year-end adjustments and the absence of footnote disclosures. The Necessary Spinco Financial Statements will (A) be prepared in good faith and derived from the financial data inputs in the consolidated audited financial statements of Pubco for the fiscal years ended, and as of, December 31, 2023, December 31, 2024, and (B) present fairly, in all material respects, the financial position and the results of operations of the Spinco Business as of the respective dates thereof or the periods then ended, in each case except as may be noted therein and subject to normal and recurring year-end adjustments and the absence of footnote disclosures. The Necessary Public Spinco Financial Statements will (x) be prepared in good faith and derived from the financial data inputs in the consolidated audited financial statements of Pubco for the fiscal year ended, and as of, December 31, 2025, and (y) present fairly, in all material respects, the financial position and the results of operations of the Spinco Business as of the respective dates thereof or the periods then ended, in each case except as may be noted therein and subject to normal and recurring year-end adjustments and the absence of footnote disclosures.

Section 5.6 Absence of Certain Changes or Events. Other than pursuant to this Agreement or the other Transaction Documents (including the Separation), since June 30, 2025 (a) the Company Business has been operated in the ordinary course of business consistent with past practice in all material respects, (b) there has not occurred any event, change, development or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) no member of the Company Group has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Buyer under Section 7.1(b).

Section 5.7 Sufficiency of Assets. At the Closing, (a) taking into account and giving effect to all of the Transaction Documents and the Reorganization, and (b) assuming all consents, authorizations, assignments, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Documents have been obtained, the members of the Company Group will own or have the right to use (including by means of ownership of rights pursuant to licenses or other Contracts) the assets, properties and rights necessary to conduct the Company Business immediately following the Closing in substantially the same manner in all material respects as conducted by Pubco and its Subsidiaries as of the date hereof. As of the date of this Agreement, no member of the Company Group is primarily engaged in the Spinco Business. The Company Group operates and has operated the Company Business, and no Subsidiary of Pubco that is not a member of the Company Group operates or has materially operated the Company Business or owns or has owned any material assets primarily involved in operating the Company Business or included in the balance sheet of the Company Business segment.

Section 5.8 Litigation.

(a) As of the date of this Agreement, (i) there is no Action pending or, to the Knowledge of the Company, threatened, against any member of the Company Group, or arising out of or relating to the Company Business and pending or, to the Knowledge of the Company, threatened, against Pubco or any of its Subsidiaries other than the members of the Company Group, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) no member of the Company Group (nor any of Pubco or any of its other Subsidiaries solely with respect to the Company Business) is subject to any outstanding order, judgment, writ, injunction, stipulation, award or decree issued by any Governmental Authority (any “Order”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) As of the date of this Agreement, there is no Action initiated or asserted by any member of the Company Group or arising out of or relating to the Company Business, that is pending, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.9 Real Property.

(a) Section 5.9(a) of the Company Disclosure Schedule sets forth a true and complete list of the real property owned by members of the Company Group (the “Company Owned Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the members of the Company Group, as applicable, have good and valid fee simple or comparable valid title to all Company Owned Real Property, free and clear of all Liens, except Permitted Liens, and (ii) neither Pubco nor any of its Subsidiaries has received written notice of any, and to the Knowledge of the Company, there is no, pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any Company Owned Real Property that has not been restored or repaired.

(b) Section 5.9(b) of the Company Disclosure Schedule sets forth a true and complete list of leased real property in which the members of the Company Group have a leasehold or subleasehold interest as lessee or sublessee (the “Company Leased Property” and, together with the Company Owned Real Property, the “Company Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the members of the Company Group, as applicable, have a good and valid leasehold or subleasehold interest in the Company Leased Property, free and clear of all Liens, except Permitted Liens and subject to the Remedies Exception, (ii) each lease under which the Company demises Company Leased Property (each a “Company Lease”) is a legal, valid and binding obligation of a member of the Company Group and, to the Knowledge of the Company, each counterparty and is in full force and effect, (iii) no member of the Company Group, or, to the Knowledge of the Company, any other party thereto, is in breach of or default under and Company Lease, (iv) no event has occurred that with notice or lapse of time or both would constitute a breach of or default thereunder by any member of the Company Group or, to the Knowledge of the Company, any other party thereto, which breach or default has not been cured, (v) no party to any Company Lease has provided written notice of its intent to or threatened in writing to exercise any termination right with respect to any such Company Material Contract, and (vi) no member of the Company Group (nor any of Pubco or any of its other Subsidiaries solely with respect to the Company Business) has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Company Leased Property, except Permitted Liens.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all buildings, structures, improvements and fixtures owned or leased by the Company Group or used in the operation of the Company Business and located on, under, over or within the Company Real Property (i) are in operating condition and repair and structurally sound and free of any material defects sufficient for the current operation of the Company Business in the manner presently conducted; (ii) are sufficient for their current and contemplated uses; and (iii) consist of sufficient access, ingress and regress, to permit the continued use of such facilities in the manner and for the purposes to which they are presently devoted. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) there are no outstanding or threatened requirements by any insurance company which has issued an insurance policy to a member of the Company Group or relating to the Company Business covering any Company Real Property, or by any board of fire underwriters or other body exercising similar functions, requiring any material repairs or material alterations to be done on any Company Real Property (and which are not the obligation of a landlord under a Company Lease), other than routine risk-remediation recommendations involving repairs or alterations, and (B) the Company Real Property consists of adequate and sufficient real property to conduct the Company Business in the manner presently conducted.

Section 5.10 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) All Tax Returns required to be filed by or with respect to the Company, any member of the Company Group or any Company Consolidated Group, or with respect to the Company Business, have been timely filed (taking into account applicable extensions), (ii) all such Tax Returns are true, correct and complete, and (iii) all Taxes due and payable, whether or not shown as due and payable on any Tax Returns, by or with respect to the Company, any member of the Company Group or any Company Consolidated Group, or with respect to the Company Business, have been timely paid in full;

(b) All Taxes required by applicable Law to be withheld or collected by the Company or any member of the Company Group in connection with amounts paid or owing to or from any employee, independent contractor, creditor, stockholder, member or other third party have been duly and timely withheld and collected and have been paid over to the proper Governmental Authority to the extent due and payable, and the Company and each member of the Company Group have complied with all applicable information reporting, withholding, collection and record keeping requirements with respect to Taxes;

(c) (i) No Governmental Authority has proposed, asserted or assessed any claim, assessment, adjustment or deficiency for Taxes against or with respect to the Company, any member of the Company Group or any Company Consolidated Group, or with respect to the Company Business, except for deficiencies which have been fully satisfied by payment, settled or withdrawn and (ii) no claim, audit or other Tax Proceeding is pending, threatened in writing or, to the Knowledge of the Company, threatened with respect to any Taxes of the Company, any member of the Company Group, or any Company Consolidated Group, or with respect to the Company Business;

(d) Neither the Company nor any member of the Company Group (i) is or has been a member of an affiliated, consolidated, combined, unitary, loss sharing or similar group for Tax purposes (other than a Company Consolidated Group) or (ii) has any Liability for Taxes of any other Person (other than any other member of the Company Group or as a result of being a member of a Company Consolidated Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than any Contracts entered into in the ordinary course of business consistent with past practice the primary purpose of which does not relate to Taxes) or otherwise by operation of Law;

(e) Within the past two (2) years, none of the Company, any member of the Company Group or any member of the Company Consolidated Group has constituted a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code;

(f) None of the Company, any member of the Company Group or any member of a Company Consolidated Group has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);

(g) There are no Liens for Taxes (other than Permitted Liens) upon the assets of any member of the Company Group or the Company Business;

(h) No requests for rulings, agreements (including “closing agreements” within the meaning of Section 7121 of the Code or any similar provision of state, local or non-U.S. Law) or determinations with respect to any Taxes of or relating to the Company, any member of the Company Group or any Company Consolidated Group is currently pending before a Governmental Authority, and no such rulings, agreements or determinations will be binding on any member of the Company Group or the Company Consolidated Group after the Closing Date;

(i) No member of the Company Group is a party to, is otherwise bound by or has any obligation under any Tax allocation, indemnity or sharing agreement or any similar Contract or arrangement (other than (A) any such Contract or arrangement exclusively between or among two or more members of the Company Group, or (B) any Contract entered into in the ordinary course of business consistent with past practice, the primary purpose of which does not relate to Taxes);

(j) No jurisdiction in which the Company, any member of the Company Group or any member of a Company Consolidated Group does not pay a particular type of Tax or file a particular type of Tax Return has made a claim in writing that such entity is or may be subject to taxation of such type or required to file a Tax Return of such type in such jurisdiction;

(k) No member of the Company Group, nor any Company Consolidated Group, will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting or use of an improper method of accounting prior to the Closing, (ii) “closing agreement” (within the meaning of Section 7121 of the Code or any similar provision of state, local or non-U.S. Law) executed prior to the Closing, (iii) installment sale or open transaction disposition, intercompany transaction or “excess loss account” made or existing prior to the Closing, (iv) prepaid amount received or deferred revenue accrued prior to the Closing, or (v) income arising or accruing prior to the Closing and includible after the Closing under Section 951, 951A or 956 of the Code;

(l) None of the Company, any member of the Company Group and, with respect to any Tax that would be reflected on a Company Consolidated Group Return, any Company Consolidated Group, has waived any statute of limitations in respect of the assessment or collection of any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension is still in effect;

(m) Neither the Company nor any member of the Company Group is or has been subject to Tax in a country other than the country of its organization by virtue of having a permanent establishment or other place of business or taxable presence in that country;

(n) The Company, each member of the Company Group and each member of a Company Consolidated Group have complied with all applicable transfer pricing Laws, including as to the preparation and maintenance of contemporaneous documentation;

(o) The Company and each member of the Company Group is registered for sales, use, value-added, goods and services and similar Tax purposes in each jurisdiction where it is required to be so registered under applicable Law and has complied with all applicable Laws related to such Taxes, including any obligation to collect and remit any Taxes in respect of services provided by it; and

(p) Section 5.10(p) of the Company Disclosure Schedule sets forth, for each member of the Company Group, the U.S. federal income Tax classification of such entity, any entity classification election previously made pursuant to Treasury Regulations Section 301.7701-3(c) with respect to such entity and the effective date of such election. No entity classification election set forth on Section 5.10(p) of the Company Disclosure Schedule has been modified or revoked.

All references in this Section 5.10 to “the Company” (other than as used in the terms “Company Group,” “Company Consolidated Group,” “Company Business” and “Company Disclosure Schedule”) shall mean the Company from and after the Holding Company Merger and Pubco prior to the Holding Company Merger.

Section 5.11 Material Contracts.

(a) There are no Company Material Contracts as of the date hereof except as set forth on Section 5.11(a) of the Company Disclosure Schedule. The term “Company Material Contracts” means Contracts (other than sales or purchase orders, statements of work, standard terms and conditions, invoices and similar instruments) in the following categories to which Pubco or any of its Subsidiaries is a party (in each case, other than any intercompany agreements or any Benefit Plan):

(i) each of the top twenty (20) Contracts that are exclusively related to the Company Business, measured by the total amounts invoiced from the Company Business during the twelve (12)-month period immediately preceding December 31, 2024;

(ii) each of the top twenty (20) Contracts that are exclusively related to the Company Business, measured by the total amounts invoiced to the Company Business during the twelve (12)-month period immediately preceding December 31, 2024;

(iii) any material partnership, joint venture, collaboration or similar material agreement involving partnership or co-investment between the Company Business and a third party;

(iv) any Contract relating to the acquisition or disposition of any business for aggregate consideration under such Contract in excess of $25,000,000 (whether by merger, sale of stock, sale of assets or otherwise) under which, after Closing, the Company Business will have any remaining material obligation with respect to an “earn out,” contingent purchase price or similar contingent payment obligation;

(v) any Contract the terms of which restrict or limit in any material respect the ability of any member of the Company Group or Buyer after the Closing to compete in any business or with any Person or in any geographic area, other than Contracts containing customary non-solicitation and no-hire provisions entered into in the ordinary course of business;

(vi) any lease for any Company Leased Property providing for annual rent payments as of the date of this Agreement in excess of $250,000;

(vii) any Contract (A) pursuant to which (1) any Person has licensed any material Intellectual Property to any member of the Company Group or (with respect to the Company Business) the Spinco Group, or granted to any member of the Company Group or (with respect to the Company Business) the Spinco Group, any covenant not to sue or substantial right of use with respect to any Intellectual Property, excluding non-exclusive licenses with respect to generally commercially available software, or (2) any member of the Company Group or (with respect to the Company Business) the Spinco Group has granted any Person a license to any material Company Intellectual Property or a covenant not to sue or other substantial right of use with respect to any Company Intellectual Property other than non-exclusive licenses granted in the ordinary course of business in connection with the sale or licensing of any products or services, or (B) relating to the development of any material Company Intellectual Property (other than Contracts entered into with employees or independent contractors assigning to the Company Group all Intellectual Property developed thereunder);

(viii) any Contract relating to or evidencing Indebtedness of the Company Business in excess of $5,000,000, except for (A) the Pubco Debt Facilities, (B) any Contract relating to the type of Indebtedness described in clause (iv) or (v) of the definition of “Indebtedness” and (C) Indebtedness solely among the members of the Company Group;

(ix) any Contract with a term exceeding one (1) year after the date of this Agreement that is a financial derivative interest rate hedge that is exclusively related to the Company Business with a value in excess of $5,000,000; and

(x) each Contract under which any member of the Company Group has continuing material guarantee or indemnification obligations to any Person, other than those entered into in the ordinary course of the Company Business.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract and each Contract set forth on Section 5.11(b)(i) of the Company Disclosure Schedule is a legal, valid and binding obligation of a member of the Company Group and, to the Knowledge of the Company, each counterparty and is in full force and effect, (ii) neither Pubco and its applicable Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in breach of, or in default under, any such Company Material Contract, (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its applicable Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and (iv) no party to any Company Material Contract has provided written, or, to the Knowledge of the Company, oral notice of its intent to or threatened in writing, or, to the Knowledge of the Company, orally to exercise any termination right with respect to any such Company Material Contract.

Section 5.12 Labor Relations.

(a) Section 5.12(a)(i) of the Company Disclosure Schedule sets forth a list, as of the date of hereof, of each labor union, works council or other employee representative body that represents Company Group Employees; and Section 5.12(a)(ii) of the Company Disclosure Schedule sets forth a list of each Collective Bargaining Agreement that pertains to any of the Company Group Employees as of the date hereof. Pubco has made available to Buyer a correct and complete copy of each such Collective Bargaining Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no petition for recognition of a labor organization for the representation of any Company Group Employee is pending or, to the Knowledge of the Company, threatened; and (ii) no strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, union organizing activity, in each case affecting the Company Business or any of the members of the Company Group, exists or has existed within the past two (2) years.

(b) There are no pending, or to the Knowledge of the Company, threatened, unfair labor practice charges or other labor- or employment-related charges, complaints or other grievances or Actions by or before any Governmental Authority arising under any applicable Law governing labor or employment in connection with or otherwise related to any Company Group Employees, other than any such charges, complaints, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, for the past two (2) years, Pubco and Pubco’s Subsidiaries (in each case, solely with respect to the Company Group Employees) have been in compliance with all Laws relating to labor and employment, including terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, the Worker Adjustment and Retraining Notification Act and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, classification of workers as employees, independent contractors and consultants, classification of employees as exempt and non-exempt, employment equity, collective bargaining, occupational health and safety, workers’ compensation, work authorization and immigration.

Section 5.13 Compliance with Law; Permits.

(a) Except for Environmental Laws (which are addressed exclusively as set forth in Section 5.17), Pubco and Pubco’s Subsidiaries (in each case, solely with respect to the Company Business) and the members of the Company Group are, and, during the past three (3) years Pubco and Pubco’s Subsidiaries (in each case, solely with respect to the Company Business) and the members of the Company Group (i) have been in compliance with all applicable Laws, and (ii) have not received notice from any Governmental Authority alleging any material non-compliance with or possible violation of any applicable Law or that Pubco or any of its Subsidiaries (with respect to the Company Business) or the members of the Company Group, is subject to any inspection, investigation, survey, audit or other review, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 5.17), (i) Pubco and its Subsidiaries (with respect to the Company Business) and the members of the Company Group have obtained all of the Permits necessary to conduct the Company Business substantially as conducted as of the date hereof and in compliance with applicable Law, (ii) such Permits are valid and in full force and effect and Pubco or its applicable Subsidiary or the applicable member of the Company Group is in compliance with the terms thereof and (iii) no Governmental Authority has commenced or given written, or, to the Knowledge of the Company, oral notice to Pubco or any member of the Company Group that it intends to commence an Action to revoke, suspend or materially modify the terms of any such Permits, in each case of (i), (ii) and (iii) except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except where any such action would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no member of the Company Group (nor any of Pubco or any of its other Subsidiaries solely with respect to the Company Business) has, and no agent nor other third party operating on behalf of any of the foregoing, has, at any time in the past five (5) years, directly or indirectly, taken any action which would reasonably be expected to result in a violation of any applicable Anti-Corruption Laws. No member of the Company Group (nor any of Pubco or any of its other Subsidiaries solely with respect to the Company Business), and no agent nor other third party operating on behalf of any of the foregoing, has, at any time in the past five (5) years, directly or indirectly, offered, paid, promised to pay, or authorized a payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment, or any payment related to political activity, to any Person who is an official of any Governmental Authority in violation of any applicable Anti-Corruption Laws or for the purpose of unlawfully influencing any act or decision of such Person in such Person’s official capacity, inducing such Person to do or omit to do any act in violation of the lawful duty of such Person, securing any improper business advantage, or inducing such Person to use such Person’s influence with a Governmental Authority to unlawfully affect or to influence any act or decision of such Governmental Authority, in order to assist any member of the Company Group (or Pubco or any of its other Subsidiaries solely with respect to the Company Business) in obtaining or retaining business for or with, or directing business to, any Person.

(d) Each member of the Company Group (and Pubco and any of its Subsidiaries solely with respect to the Company Business) is and has at all times during the past five (5) years been in compliance with all Export Control Laws, and there is no pending or, to the Company’s Knowledge, threatened investigation or review by any Governmental Authority with respect to compliance by any member of the Company Group (and Pubco or any of its Subsidiaries solely with respect to the Company Business) with Export Control Laws. For the past five (5) years, no member of the Company Group (nor any of Pubco or any of its other Subsidiaries solely with respect to the Company Business) nor any of their respective employees or agents acting on behalf of the Company Group has at any time been (i) a Restricted Party or (ii) engaged in any dealings or transactions with or for the benefit of any Restricted Party or in any Restricted Country, in each case, in violation of Export Control Laws.

Section 5.14 Regulatory Matters. During the past three (3) years Pubco and Pubco’s Subsidiaries (in each case, solely with respect to the Company Business) and the members of the Company Group have filed with the applicable regulatory authorities all required material filings, declarations, listings, registrations, reports or submissions, including, but not limited to, adverse event reports, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with all applicable Laws when filed, and, as of the date of this Agreement, no deficiencies have been asserted in writing by any applicable Governmental Authority to Pubco or any of its Subsidiaries with respect to any such filings, declarations, listing, registrations, reports or submissions, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.15 Company Benefit Plans.

(a) Section 5.15(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each material Company Benefit Plan and indicates, with respect to each such Company Benefit Plan, whether such Company Benefit Plan is a Foreign Benefit Plan and, if so, the jurisdiction in which such Company Benefit Plan is maintained.

(b) As applicable with respect to each of the material Company Benefit Plans, Pubco has made available to Buyer true and complete copies of: (i) the applicable plan document (including all amendments thereto); (ii) the most recent summary plan description; (iii) the most recent Form 5500; (iv) the most recent determination, opinion or advisory letter issued by the IRS; and (v) any material, non-routine correspondence with any Governmental Authority in the past three (3) years.

(c) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and to the Knowledge of the Company, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such plan.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each of the Company Benefit Plans has been operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code; (ii) there are no pending Actions (other than routine claims for benefits), or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries involving any Company Benefit Plan; (iii) all required benefits, contributions, premiums and distributions required under or due with respect to each Company Benefit Plan have been made or properly accrued on the Company Financial Statements, to the extent required by GAAP; (iv) there are no pending claims, investigations, audits, actions, suits, or proceedings that have been asserted or instituted with respect to any Company Benefit Plan other than routine claims for benefits, and there are no such claims, investigations, audits, actions, suits, or proceedings pending or, to the Knowledge of the Company, threatened in writing, involving any Company Benefit Plan; and (v) each Company Benefit Plan that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Regulations thereunder, has been maintained and administered, and is, and within the last three (3) years has been, in operational and documentary compliance with Section 409A of the Code.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) neither the Company nor any of its ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, or been obligated to contribute to any Multiemployer Plan or a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) with respect to Company Group Employees; (ii) no Company Benefit Plan is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any of its ERISA Affiliates sponsored, maintained or contributed to any such plan in the prior six (6) years (in each case, with respect to or that would result in any material liability to, the Company Business); (iii) neither the Company nor any of its ERISA Affiliates has incurred any liability to or with respect to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, that has not been satisfied in full; and (iv) no Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and, to the Knowledge of the Company, no condition exists that presents a material risk to the Company or its ERISA Affiliates of incurring any such liability.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in combination with another event: (i) entitle any Company Group Employee to severance pay, unemployment compensation or any other benefits or payments; (ii) accelerate the time of payment, funding or vesting, or increase the amount of any payments or benefits due to any Company Group Employee; (iii) limit or restrict the right to merge, terminate or amend any Company Benefit Plan on or after the Closing; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(h) No Company Benefit Plan provides, and neither the Company nor any member of the Company Group otherwise has any obligation to provide with respect to any Company Group Employee, for post-retirement or other post-employment health or welfare benefits, other than (i) health care continuation coverage as required by Law, or (ii) benefits the full costs of which are borne by the current or former individual service provider.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Foreign Benefit Plan that is a Company Benefit Plan (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Foreign Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved is fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 5.16 Intellectual Property.

(a) Section 5.16(a) of the Company Disclosure Schedule sets forth a list, as of the date hereof, of all Company Intellectual Property that is issued or renewed by, registered, recorded or filed with, or the subject of a pending application before any Governmental Authority or internet domain name registrar (the “Registered Company Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each item of Registered Company Intellectual Property is subsisting, valid and enforceable and (ii) as of the date hereof, does not require any filings, payments or similar actions to be taken by the Company Group for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) as of the date hereof, Pubco and its Subsidiaries solely and exclusively own, and as of the Effective Time, the members of the Company Group solely and exclusively own, all rights, title and interest in and to the Company Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens; and (ii) the Company Intellectual Property and the Intellectual Property licensed to the members of the Company Group pursuant to the Transaction Documents include all Intellectual Property owned by Pubco and its Subsidiaries and used in, held for use in or necessary for the operation of the Company Business as currently conducted (it being understood that the rights granted to the Company Group with respect to the Retained Marks and Pubco’s Internet Properties are set forth in Section 7.2 of the Separation Agreement or in the Transition Services Agreement).

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) within the past four (4) years, there have been no opposition or cancellation Actions pending or threatened that challenge the ownership, validity or enforceability of any Company Intellectual Property (other than ordinary course proceedings related to the application for any item of Registered Company Intellectual Property); (ii) the operation of the Company Business does not infringe, misappropriate or violate the Intellectual Property of any other Person and in the past six (6) years has not infringed, misappropriated, or violated the Intellectual Property of any other Person; and (iii) Pubco and its other Subsidiaries have not received any written notice within the past five (5) years alleging that the operation of the Company Business, infringes, misappropriates, or violates the Intellectual Property of any other Person.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) to the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating, and within the past three (3) years has not infringed, misappropriated, or violated, any Company Intellectual Property, and (ii) neither Pubco nor any of its Subsidiaries (including any member of the Company Group) has, within the past five (5) years, made a written allegation or brought any Action against any Person claiming that such Person is infringing, misappropriating or otherwise violating, any Company Intellectual Property.

(e) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, Pubco and its Subsidiaries and the members of the Company Group have taken commercially reasonable measures to protect, preserve, and maintain the Company Intellectual Property, including by protecting the confidentiality of all Trade Secrets included in the Company Intellectual Property, and there are, and in the past four (4) years there have been, no unauthorized uses or disclosures of any such Trade Secrets.

(f) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, Pubco and its Subsidiaries (including the members of the Company Group) have executed written Contracts with all Persons (including their respective current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property of or in the course of work for the Company Business, pursuant to which each such Person has assigned to a member of the Company Group all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby, to the extent such Intellectual Property did not vest in a member of the Company Group by operation of Law.

(g) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) no funding, personnel, or facilities of any Governmental Authority, university, college, or other educational institution or research center was used, directly or indirectly, to develop or create any Intellectual Property for or on behalf of the Company Business in a manner that has resulted in any such third party having any current claim or right in or to any such Intellectual Property, and (ii) no such Person has asserted in writing any claim or right in or to any Company Intellectual Property on the basis that its funding, personnel, or facilities were used in the development thereof.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Pubco and its Subsidiaries (including the members of the Company Group) have not incorporated, included, embedded, linked or distributed any Open Source Software with software the Intellectual Property in which is included in the Company Intellectual Property (“Company Software”) and distributed or made available such combined software in a manner that would require as a condition of the use, modification, hosting, or distribution of such Open Source Software that any such Company Software (or material portion thereof): (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making, or otherwise permit any Person to make, derivative works of, or reverse engineering, any such software; or (iii) be redistributed, hosted or otherwise made available at no or nominal charge. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) no material portion of source code of Company Software has been disclosed, licensed, released, distributed or made available to or for any Person who was not or is not an employee, contractor, consultant or other Person working on behalf of the Company and its Subsidiaries, or escrowed to or for any Person, and no Person has been granted any rights thereto or agreed to disclose, license, release, deliver, escrow, or otherwise grant any right thereto and (y) no event has occurred, and no circumstance or condition exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any source code of Company Software be disclosed, licensed, released, distributed, escrowed or made available, or any other grant of any right be made with respect thereto.

(i) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, solely with respect to the Company Business, (i) neither Pubco nor its Subsidiaries has, within the past five (5) years, sent, been required to send, or received any written notice in connection with any actual or alleged violation by Pubco or its Subsidiaries of any Privacy Requirements, nor, has Pubco or its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority in connection with the Company Business; (ii) neither Pubco nor its Subsidiaries has, within the past five (5) years, received any written complaint by any Person with respect to the collection, use or Processing of Personal Information used in the Company Business; (iii) in connection with the Company Business, Pubco and its Subsidiaries maintain policies and procedures regarding data security and privacy that are commercially reasonable and designed to protect Personal Information against any unauthorized use, access, disclosure or other Processing and otherwise comply with Privacy Requirements; and (iv) within the past five (5) years, there has been no unauthorized use, access or disclosure of Personal Information, or unauthorized use or access to Company Business Systems (or any proprietary and confidential information Processed thereby), in each case, used in the Company Business.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) as of (A) the date hereof, Pubco and its Subsidiaries, and (B) the Effective Time, the members of the Company Group, own or have a valid right to access and use the Company Business Systems in substantially the same manner as conducted by Pubco and its Subsidiaries as of the date hereof, taking into account all assets and services to be provided, acquired, leased, licensed or otherwise obtained under the Transaction Documents; and (ii) the Company Business Systems do not contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that disrupt or adversely affect the functionality of any such Company Business Systems.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) Pubco and its Subsidiaries (including the Company Group) have taken commercially reasonable precautions to protect the confidentiality, integrity and security of the Company Business Systems, and all information Processed thereby or stored therein from any unauthorized Processing; and (ii) in the past four (4) years there have been no failures or other adverse events affecting any of the Company Business Systems that have caused any material disruption in the use thereof or to the operation of the Company Business..

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the execution or performance of this Agreement or any Transaction Documents, nor the consummation of the Transactions, will (i) result in the loss or impairment of, or the requirement to pay additional royalties, fees or other payments to secure, the Company’s or any member of the Company Group’s right to own or use any of the Company Intellectual Property, or (ii) under any Contract to which any member of the Company Group is bound, result in any member of the Company Group or Buyer or any of its Affiliates being bound by or subject to any obligation to grant licenses, covenants not to assert or other rights with respect to Intellectual Property that such Person is not bound by or subject to as of the Closing Date.

Section 5.17 Environmental Matters.

(a) The members of the Company Group, and the facilities and operations on any real property owned, leased or operated by the members of the Company Group, in each case with respect to the Company Business, are, and for the past five (5) years have been, in compliance with applicable Environmental Laws and any material Permit required to operate the Company Business or occupy and use the Company Leased Property under any applicable Environmental Law, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) As of the date of this Agreement, (i) there is no Action pending or, to the Knowledge of the Company, threatened that asserts any actual or potential Environmental Liability relating to the Company Business, and (ii) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law, in each case relating to the Company Business or any real property currently owned, leased or operated by the Company Business, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) (i) There has been no unpermitted Release or threatened Release by any member of the Company Group of any Hazardous Substances at any, on, upon, into, under or from any real property or other assets currently owned, leased or operated by the Company Group or the Company Business; and (ii) there have been no Releases at, on, upon, into, under or from any real property owned, leased or operated by the Company Group or the Company Business or, to the Knowledge of the Company, in the vicinity of any real property owned, leased or operated by the Company Group or the Company Business which, in each case, through the soil, groundwater, or surface water, have come to be located at, on, upon, into or under such real property; in the case of each of clauses (i)-(ii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) No member of the Company Group (nor any of Pubco or any of its other Subsidiaries solely with respect to the Company Business) has received written notice from any Person, (i) that it has been identified by the U.S. Environmental Protection Agency or similar Governmental Authority as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and the regulations thereunder, or any comparable Environmental Law with respect to a site listed or proposed to be listed on the “National Priorities List,” as in effect as of the Closing Date, of hazardous waste sites or any similar state list of hazardous waste sites; (ii) that it is, or could reasonably be expected to be, liable for any Hazardous Substances that it generated, transported, or disposed of has been found at any site at which a Person has conducted, is in the process of conducting or has ordered a remedial investigation, removal, or other response action pursuant to any Environmental Law; or (iii) that it shall be a named party to any Action arising out of any alleged Release of Hazardous Substances; in the case of each of clauses (i)-(iii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Each member of the Company Group (and Pubco and any of its Subsidiaries solely with respect to the Company Business) (i) owes no fees, fines, levies or assessments associated with any violations of its Permits related to Environmental Laws; (ii) is in compliance with any and all deadlines for the filing of any reports, notices, summaries, assessments or forms required by any Environmental Law or any Permit related thereto; and (iii) is in compliance with any and all recordkeeping, monitoring, assessing, reporting and document filing requirements of any Environmental Law or any Permit related thereto; in the case of each of clauses (i)-(iii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the real property or other assets of any member of the Company Group (or of Pubco or any of its Subsidiaries solely with respect to the Company Business) is or shall be subject to any environmental restrictive transfer law or regulation, including the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq. and the Connecticut Property Transfer Law, Sections 22a-134 through 22a-134e of the Connecticut General Statutes, solely by virtue of the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

Section 5.18 Insurance. Section 5.18 of the Company Disclosure Schedule contains a true, correct and complete summary of the insurance policies that are maintained by or on behalf of the Company Group or the Company Business as of the date hereof, setting out, in respect of each policy, the type of policy, the name of insurer, the coverage allowance, the expiration date and the annual premium. All insurance policies (excluding any Company Benefit Plans) to which any member of the Company Group is currently a party, or which are held for the benefit of the members of the Company Group or the Company Business, are in full force and effect, and, to the Knowledge of the Company, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, no event has occurred which, with notice or lapse of time or both, would constitute a breach or default, or permit termination under such insurance policies, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In the past two (2) years, to the Company’s Knowledge, no member of the Company Group (nor any of Pubco or any of its other Subsidiaries solely with respect to the Company Business) has failed to give any notice of any material claim under any such policies in a due and timely fashion or received any written, or oral denial of claims for any material claims made under such policies.

Section 5.19 Affiliate Matters. Except for Contracts solely between or among the members of the Company Group or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth on Section 5.19 of the Company Disclosure Schedule, no member of the Company Group is party to any Company Affiliate Contract.

Section 5.20 Guarantees. Section 5.20 of the Company Disclosure Schedule sets forth a true and complete list of each material guarantee, indemnity, surety bond, letter of credit, banker acceptance and letter of comfort given or obtained by any member of the Spinco Group primarily for the benefit of the Company Business or any member of the Company Group, in each case outstanding as of the date hereof.

Section 5.21 No Other Representations and Warranties. Except as expressly set forth in Article VI or in any Transaction Document, (a) Pubco and the Company each acknowledges and agrees that neither Buyer, Merger Sub nor any of their Affiliates, nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to Buyer, Merger Sub nor any of their Affiliates, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) each of Pubco and the Company each further acknowledges and agrees that neither Buyer, Merger Sub nor any of their Affiliates shall be liable in respect of the accuracy or completeness of any information provided to Pubco, the Company or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article VI or in any Transaction Document, Pubco and the Company each acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Buyer or Merger Sub that may have been made available to Pubco or the Company or any of their respective Representatives, and expressly disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to Pubco or the Company or any of their respective Representatives of any document or other information with respect to any one (1) or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement, any information, documents or other materials (including any such materials reviewed by Pubco, the Company or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Pubco, the Company or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Buyer or Merger Sub, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article VI of this Agreement or in any Transaction Document. In entering into this Agreement, Pubco and the Company acknowledge and agree they have relied solely upon their own investigation and analysis, and Pubco and the Company each acknowledges and agrees, to the fullest extent permitted by Law, that Buyer, Merger Sub and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to Pubco, the Company or their respective Subsidiaries or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Pubco, the Company or their respective Subsidiaries or any of their respective Representatives, including in respect of the specific representations and warranties as set forth in Article VI of this Agreement or any other Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Except as otherwise disclosed or identified in the corresponding section or subsection of the Buyer Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article VI to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), Buyer and Merger Sub, jointly and severally, hereby represent and warrant to Pubco and the Company as follows:

Section 6.1 Organization. Each of Buyer and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of Merger Sub and Buyer has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 6.2 Due Authorization. Each of Buyer and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the Transactions. The execution and delivery by Buyer and Merger Sub of this Agreement and the Transaction Documents to which each is or will be a party and the consummation by Buyer and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part, no other corporate action on the part of Buyer is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party. Each of this Agreement and the Transaction Documents to which it is or will be a party has been, or when executed and delivered will be, duly and validly executed and delivered by each of Buyer and Merger Sub (as applicable) and (assuming that this Agreement or such other applicable Transaction Documents to which Pubco or the Company is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of Pubco or the Company (as applicable)) constitutes or will constitute a legal, valid and binding obligation of each of Buyer and Merger Sub (as applicable), enforceable against each of Buyer and Merger Sub (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 6.3 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of Pubco and the Company set forth in Article IV and Article V, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of Buyer or any of the Buyer Subsidiaries for the execution, delivery and performance by Buyer or any of the Buyer Subsidiaries of this Agreement or by Buyer or any of the Buyer Subsidiaries of any Transaction Document to which it is or will be a party or the consummation by Buyer or any of the Buyer Subsidiaries of the Transactions, except: (i) any filing that may be required under the HSR Act, any other Antitrust Law, or Foreign Investment Law, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits; (iii) the filing of the Holding Company Merger Certificate of Merger and the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of NYSE; (v) the filing of the Spinco Registration Statement; (vi) any filings with and approvals of a national securities exchange to permit the shares of Spinco Common Stock that are to be distributed in the Distribution to be approved for listing on such national securities exchange, subject to official notice of issuance; (vii) the filing with the SEC of the Proxy Statement; or (viii) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 6.3(a), neither the execution, delivery and performance of this Agreement by each of Buyer and Merger Sub or any Transaction Document by Buyer or any of the Buyer Subsidiaries to which it is or will be a party, nor the consummation by Buyer or any of the Buyer Subsidiaries of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of Buyer or the Buyer Subsidiaries, (ii) violate any Law applicable to Buyer or any of the Buyer Subsidiaries, except, in the case of clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 6.4 Litigation. As of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Buyer, threatened, against Buyer or its Subsidiaries, or arising out of or relating to the business of Buyer and the Buyer Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, and (b) none of Buyer or any Buyer Subsidiary is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 6.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Buyer or its Subsidiaries in connection with this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of Buyer or any of its Subsidiaries.

Section 6.6 Proxy Statement; Registration Statements. None of the information regarding Buyer or any of Buyer’s Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by Buyer or any Buyer Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Spinco Registration Statement or the Distribution Documents will, in the case of the Proxy Statement or the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Spinco Registration Statement, at the time such registration statement becomes effective, on the date of the Pubco Stockholders Meeting, at the Distribution Date or at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading.

Section 6.7 Certain Board Findings. The Buyer Board unanimously approved and declared advisable the execution, delivery and performance of this Agreement and the other Transaction Documents to which Buyer is or will be a party and the consummation of the transactions contemplated hereby and thereby, including the Merger.

Section 6.8 No Stockholder Approval Required. Other than the adoption of this Agreement by Buyer as the sole stockholder of Merger Sub, no vote of the holders of any class of equity securities of Buyer or any of its Subsidiaries is required for the execution and delivery of this Agreement or any other Transaction Documents to which any of Buyer or its Subsidiaries is or will to be a party, the performance by Buyer or any of its Subsidiaries of its obligations hereunder and thereunder, or to consummate the Merger and the other transactions contemplated hereunder and thereunder.

Section 6.9 Buyer Financing. As of the date hereof, Buyer has, and, assuming satisfaction of the conditions set forth in Section 8.1 and Section 8.3, Buyer will, at the Closing, have cash available that is sufficient to enable it to consummate the transactions contemplated by this Agreement, including the payment of all amounts payable by Buyer pursuant to Article III above, including the repayment of the Intercompany Note in full.

Section 6.10 Solvency. Assuming satisfaction of the conditions set forth in Section 8.1 and Section 8.3, and after giving effect to the transactions contemplated by this Agreement, including the payment of the aggregate Merger Consideration, Buyer and its Subsidiaries, on a consolidated basis, will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries, on a consolidated basis, will, as of such date, exceed (i) the value of all liabilities of such Person and its Subsidiaries, on a consolidated basis, including contingent and other liabilities, as of such date, as such terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries, on a consolidated basis, on their existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person and its Subsidiaries, on a consolidated basis, will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date, and (c) such Person and its Subsidiaries, on a consolidated basis, will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person and its Subsidiaries, on a consolidated basis, will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 6.11 Investment. Buyer is not acquiring the Company Common Stock with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act other than in compliance with all applicable Laws. Buyer acknowledges that the Company Common Stock is not registered under the Securities Act, or any state securities laws, and that the Company Common Stock may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

Section 6.12 Pending Transactions. Neither Buyer nor any of its Affiliates is a party to any pending transaction or contemplating any transaction, in each case, to acquire (by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in, or by any other similar transaction) any Person (or business division or unit thereof), where, in the case of such transaction, the entering into of a definitive agreement relating to or, in either case, the consummation of such transaction would reasonably be expected to (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, including under the HSR Act and other Antitrust Laws and Foreign Investment Laws, (b) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, and (c) materially delay the consummation of the transactions contemplated by this Agreement, by materially increasing the likelihood of a Governmental Authority initiating a Second Request.

Section 6.13 No Other Representations and Warranties. Except as expressly set forth in Article IV or Article V or in any Transaction Document, (a) Buyer and Merger Sub each acknowledges and agrees that neither Pubco, the Company nor any of their Affiliates (including the members of the Company Group), nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to Pubco, the Company nor any of their Affiliates (including the members of the Company Group), or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) each of Buyer and Merger Sub each further acknowledges and agrees that neither Pubco, the Company nor any of their Affiliates shall be liable in respect of the accuracy or completeness of any information provided to Buyer, Merger Sub or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article IV or Article V or in any Transaction Document, Buyer and Merger Sub each acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Pubco, the Company, any of the members of the Company Group or the Company Business that may have been made available, in the Company Datasite or otherwise, to Buyer or Merger Sub or any of their respective Representatives, and expressly disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to Buyer or Merger Sub or any of their respective Representatives of any document or other information with respect to any one (1) or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Company Disclosure Schedule), any information, documents or other materials (including any such materials contained in the Company Datasite or otherwise reviewed by Buyer, Merger Sub or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Buyer, Merger Sub or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Pubco or the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article IV or Article V of this Agreement or in any Transaction Document. In entering into this Agreement, Buyer and Merger Sub acknowledge and agree they have relied solely upon their own investigation and analysis, and Buyer and Merger Sub each acknowledges and agrees, to the fullest extent permitted by Law, that Pubco, Spinco, the members of the Company Group and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to Buyer or its Subsidiaries or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Buyer or its Subsidiaries or any of their respective Representatives, including in respect of the specific representations and warranties as set forth in Article IV or Article V of this Agreement or any other Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VII

COVENANTS

Section 7.1 Conduct of Business.

(a) Pubco covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement (the “Interim Period”) (solely with respect to the Company Group or the Company Business or, with respect to Tax matters, Pubco or any Company Consolidated Group), except (i) as expressly required by this Agreement, (ii) as required by applicable Law, (iii) as otherwise expressly provided by the terms of the other Transaction Documents, (iv) as disclosed in Section 7.1(a) of the Company Disclosure Schedule or (v) as otherwise consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Pubco and each member of the Company Group shall use commercially reasonable efforts to conduct the Company Business in the ordinary course consistent with past practice and to preserve intact its businesses and its business relationships with customers, suppliers, employees, regulators and others having significant business relationships with the Company Business.

(b) Pubco covenants and agrees that, during the Interim Period (solely with respect to the Company Group or the Company Business and, with respect to Tax matters, Pubco or any Company Consolidated Group), except (i) as expressly required by this Agreement, (ii) as required by applicable Law, (iii) as otherwise expressly provided by the terms of the other Transaction Documents, (iv) as disclosed in Section 7.1(b) of the Company Disclosure Schedule, or (v) as otherwise consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed (other than in the case of clauses (ii) (except for the acquisition of assets in the ordinary course), (xv) or (xvi) below), Pubco (or, following the Holding Company Merger, the Company) shall not, and shall cause its Subsidiaries not to:

(i) except as expressly contemplated by the Internal Reorganization Plan, amend, waive or otherwise change any provision of the Organizational Documents of any member of the Company Group;

(ii) make any material acquisition of any assets or businesses in excess of $5,000,000, other than transactions among members of the Company Group, in connection with capital expenditures (which are subject to clause (xvii), below), or acquisitions of inventory or supplies in the ordinary course (it being understood that no member of the Company Group shall be permitted to acquire any member of the Spinco Group or any assets or businesses of the Spinco Group or to assume any Liabilities of the Spinco Business except as expressly contemplated by this Agreement or the other Transaction Documents);

(iii) issue, sell, pledge or transfer any Interests of any of the members of the Company Group, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, Interests of any of the members of the Company Group, in each case other than the granting of Permitted Liens;

(iv) sell, lease, license, assign, cancel, abandon, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its material properties, rights or assets (including shares in the capital of any Subsidiaries of Pubco, but excluding any Intellectual Property, which is governed by clause (vii) below) except (A) with regard to any renewal of leases in respect of Company Leased Property in the ordinary course of business, (B) dispositions of used, obsolete, damaged, worn-out or surplus equipment or property no longer necessary in the conduct of the business or other immaterial equipment or property, in each case, in the ordinary course of business, and (C) sales of the products or services of the Company Group to customers of the Company Group in the ordinary course of business;

(v) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely among Pubco and wholly owned Subsidiaries that of Pubco, or solely among wholly owned Subsidiaries of Pubco, in each case, in the ordinary course of business and (B) advances for reimbursable employee expenses in the ordinary course of business;

(vi) (X) redeem, repurchase, repay, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness, except in each case (A) any redemption, repurchase, repayment, prepayment or incurrence of Indebtedness solely among the Company and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of the Company, (B) Indebtedness under (x) the Pubco Debt Facilities or (y) subject to compliance with Section 2.10 of the Separation Agreement, any replacements thereof, in the ordinary course of business consistent with past practice (provided that any such replacements (I) shall be deemed to be a “Pubco Debt Facility” for purposes of this Agreement and the Separation Agreement and (II) for the avoidance of doubt shall not be in the form of debt securities) or (C) capital leases entered into in the ordinary course of business consistent with past practice; or (Y) issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise);

(vii) (A) sell, lease, license, assign, dispose of, or transfer any material Company Intellectual Property (other than non-exclusive licenses of such Intellectual Property granted in the ordinary course of business), (B) abandon or permit to lapse or expire any material Registered Company Intellectual Property (other than at the end of its maximum statutory term), (C) disclose any material confidential information or material Trade Secrets included in the Company Intellectual Property to any Person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (D) escrow or otherwise make available any material source code for any Company Software other than in the ordinary course of business to employees, contractors, consultants or other Persons working on behalf and solely for the benefit of the Company and its Subsidiaries;

(viii) (A) make any material adverse change to the operation or security of, or any administrative, technical, or physical safeguards related to, any Company Business Systems, except as required by applicable Law, or (B) materially suspend, delay or modify the ongoing initiatives or programs related to Information Technology transformation and modernization applicable to the Company Business;

(ix) enter into, materially amend, waive any material right under, or terminate (other than upon expiration in accordance with its terms) any Contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $5,000,000 (other than exercising any option to extend or renew any lease in the ordinary course of business);

(x) (A) amend in any material respect, waive any material right under, or terminate (other than upon expiration in accordance with its terms) any Company Material Contract, or (B) enter into any Contract that, if in effect on the date hereof, would be a Company Material Contract, other than, in the case of clause (B), in the ordinary course of business;

(xi) except as may be required by any Benefit Plan or Collective Bargaining Agreement, (1) grant any increases in the compensation or benefits of any Company Group Employee, other than any actions taken in the ordinary course of business with respect to Company Group Employees with an annual base salary below $275,000; (2) except in connection with any action that applies in a substantially uniform manner to Company Group Employees and other similarly situated employees of Pubco and its Affiliates, enter into or adopt any new material Company Benefit Plan, or materially amend or terminate any existing Company Benefit Plan, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business and as would not materially increase the cost of benefits under such Company Benefit Plans; (3) enter into any employment, severance or termination agreement with any Company Group Employee, other than any actions taken in the ordinary course of business with respect to Company Group Employees with an annual base salary below $275,000; (4) terminate the employment or services of any Company Group Employee with an annual base salary at or above $275,000, other than for cause; (5) hire or promote any Company Group Employee with an annual base salary at or above $275,000, other than replacement hires or promotions in the ordinary course of business on substantially similar terms of employment as the departed employee; (6) establish, adopt, enter into, terminate or materially amend any Collective Bargaining Agreement, except for renewals on market terms in the ordinary course of business; or (7) except as expressly provided by the terms of the Transaction Documents, take any action to accelerate the time of payment, vesting or funding of any compensation or benefits to any Company Group Employee under any Company Benefit Plan or otherwise;

(xii) with respect to Pubco, any Company Consolidated Group or any member of the Company Group, (A) make, change or revoke any material Tax election, (B) settle any Liability with respect to material Taxes or any material Tax Proceeding, (C) enter into any agreement with, or request any ruling or determination from, a Governmental Authority with respect to Taxes, (D) adopt or change any Tax accounting period or any material method of Tax accounting, (E) amend any material Tax Return, (F) surrender any right to claim a material Tax refund, or (G) take any extraordinary action with respect to Taxes that would have a material and adverse effect on the amount of Tax Attributes of Pubco, any Company Consolidated Group or any member of the Company Group;

(xiii) make any material change in any method of financial accounting or financial accounting practice or policy applicable to the Company Business, other than such changes as are required by GAAP or applicable Law;

(xiv) settle or compromise any Action, or enter into any consent decree or settlement agreement, against any member of the Company Group, other than settlements or compromises of any Action where the amount paid in settlement or compromise does not exceed $5,000,000 individually (excluding any amounts covered by insurance) (it being agreed and understood that this clause (xiv) shall not apply with respect to (A) Tax matters, or (B) derivative, direct or other Actions brought by or on behalf of Pubco’s stockholders);

(xv) merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the members of the Company Group with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the members of the Company Group (other than as expressly contemplated by the Internal Reorganization Plan in connection with the Reorganization or the Separation);

(xvi) (A) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of any member of the Company Group, other than cash that is paid in full prior to the Measurement Time (as such term is defined the Company) or (B) enter into any agreement with respect to the voting of the capital stock of any member of the Company Group;

(xvii) fail to make capital expenditures of at least ninety percent (90%) of the capital expenditure budget set forth in Section 7.1(b)(xvii) of the Company Disclosure Schedule, but only to the extent such capital expenditure budget contemplates the making of capital expenditures prior to the end of the full calendar month completed prior to the Closing; or

(xviii) authorize or commit or agree to take any of the foregoing actions.

(c) Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct Pubco, the Company or any of their Subsidiaries’ businesses or operations prior to the Closing. Notwithstanding anything in this Agreement to the contrary, including Section 7.1, Buyer and Merger Sub, on the one hand, and Pubco and the Company, on the other hand, shall retain control of and responsibility for the operation of their respective businesses consistent with any applicable Antitrust Law or Foreign Investment Law, and each Party to this Agreement shall comply with the terms of Section 7.1 of this Agreement consistent with and in compliance with any applicable Antitrust Law or Foreign Investment Law. In furtherance of the foregoing, nothing contained in this Agreement shall give Buyer or Merger Sub the ability to control or direct the business or operations of Pubco or the Company nor give Pubco or the Company the ability to control or direct the business or operations of Buyer or Merger Sub. In addition, the Parties acknowledge and agree that nothing in this Section 7.1 shall be deemed to limit or prohibit Pubco or its Affiliates from implementing the Separation or the Holding Company Merger.

Section 7.2 Tax Matters. The Parties acknowledge and agree that they will file all Tax Returns consistent with the Intended Tax Treatment and will not make any statement or take any position that is inconsistent with the Intended Tax Treatment on any Tax Return, during the course of any proceeding by any Governmental Authority, or otherwise for Tax purposes, except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or non-U.S. law).

Section 7.3 Preparation of the Proxy Statement; Pubco Stockholders Meeting.

(a) As promptly as practicable after the date hereof, Pubco shall prepare the carve-out financial statements of the Company Business for the years ended, and as of, December 31, 2024, and December 31, 2025 and the carve-out financial statements of the Company Business for any interim period, and as of the end of such interim period, and any pro forma financial statements, in each case as required by the rules and regulations of the SEC (and the guidance of the staff of the SEC) to be included in the Proxy Statement (the “Necessary Proxy Financial Statements”). As promptly as practicable after the date hereof: (i) Pubco shall, with the assistance of Buyer, prepare and, promptly after completion of the Necessary Proxy Financial Statements, Pubco shall file with the SEC the Proxy Statement in preliminary form. Buyer, Merger Sub, Pubco and the Company shall cooperate with each other in the preparation of the Proxy Statement.

(b) As promptly as practicable after the date hereof, Pubco shall prepare the carve-out financial statements of the Spinco Business for the years ended, and as of, December 31, 2023, and December 31, 2024 and any pro forma financial statements, in each case as required by the rules and regulations of the SEC to be included with a draft of the Spinco Registration Statement to be submitted to the SEC on a confidential basis (the “Necessary Spinco Financial Statements”). As promptly as practicable after the date hereof, Pubco shall cause Spinco to prepare, and promptly after completion of the Necessary Spinco Financial Statements, submit to the SEC on a confidential basis a draft of the Spinco Registration Statement. As promptly as practicable after the date hereof, Pubco shall prepare the carve-out financial statements of the Spinco Business for the year ended, and as of, December 31, 2025 and the carve-out financial statements of the Spinco Business for any interim period, and as of the end of such interim period, and any pro forma financial statements, in each case included in the Spinco Registration Statement filed publicly with the SEC (the “Necessary Public Spinco Financial Statements”). As promptly as practicable after completion of the Necessary Public Spinco Financial Statements, Pubco shall cause Spinco to publicly file with the SEC the Necessary Public Spinco Financial Statements.

(c) Pubco shall use its reasonable best efforts to have the Spinco Registration Statement declared effective as promptly as practicable after the public filing thereof (including by responding to comments of the staff of the SEC) and, prior to the effective date of the Spinco Registration Statement, each of the Parties hereto shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with the Distribution. As promptly as practicable after the Spinco Registration Statement shall have become effective, Pubco shall cause the Distribution Documents to be mailed or made available to Pubco’s stockholders pursuant to applicable Law. Pubco and its Subsidiaries (as applicable) will cause the Distribution Documents to comply in all material respects with the applicable requirements of U.S. federal securities laws.

(d) Pubco shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC for mailing as promptly as practicable after the filing thereof (including by responding to comments of the staff of the SEC).

(e) If, at any time prior to the Effective Time, any information relating to Buyer, Pubco, the Company, or Spinco or any of their respective Affiliates, directors or officers, should be discovered by Buyer, Pubco, the Company or Spinco which should be set forth in an amendment or supplement to the draft Spinco Registration Statement, the publicly filed Spinco Registration Statement, or the Proxy Statement so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed or submitted, as applicable, with or to the SEC, and, to the extent required by Law, disseminated to the stockholders of Pubco. Pubco shall notify Buyer promptly (and in any event within one (1) Business Day) of the time when the Spinco Registration Statement has become effective and of the issuance of any stop order or suspension of the qualification of the shares of Spinco Common Stock issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to promptly provide the other Party and their respective counsel with copies of any written comments or requests for amendments or supplements, and shall promptly inform the other Party of any oral comments or requests for amendments or supplements, that such Party or its counsel may receive from time to time from the SEC with respect to the Proxy Statement, or the draft Spinco Registration Statement or the publicly filed Spinco Registration Statement promptly after receipt of such comments, and shall provide the other Party with copies of any written or oral responses or correspondence between it or its Affiliates and the SEC related thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review in advance any such written responses and to participate in any discussions or oral material communications with the SEC, and each Party shall reasonably consider in good faith the additions, deletions, comments or changes suggested thereto by the other Party and their respective counsel.

(f) Pubco Stockholders Meeting.

(i) Unless this Agreement has been terminated pursuant to Article IX, Pubco will take, in accordance with applicable Law and its certificate of incorporation and bylaws and the rules of the NYSE, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Pubco Stockholders Meeting”) as promptly as reasonably practicable following the later of the date of the clearance of the Proxy Statement by the SEC and the date on which the Spinco Registration Statement is publicly filed, for the purpose of obtaining Pubco Stockholder Approval; provided, however, that if Pubco and Buyer determine, after consultation with the SEC staff, that the Pubco Stockholders Meeting can be held sooner, Pubco and Buyer will cooperate to do so. Within thirty (30) Business Days after the date of this Agreement (and thereafter, upon the reasonable request of Buyer), Pubco shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act for a record date for the Pubco Stockholders Meeting that is twenty (20) Business Days after the date of such “broker search.” Notwithstanding anything to the contrary herein, Pubco shall not postpone or adjourn the Pubco Stockholders Meeting without the prior written consent of Buyer; provided that if at any time following the dissemination of the Proxy Statement, either Pubco or Buyer reasonably determines in good faith that the Pubco Stockholder Approval is unlikely to be obtained at the Pubco Stockholders Meeting, including due to an absence of quorum, then prior to the vote contemplated having been taken, each of Pubco and Buyer (on no more than two (2) occasions for each of Pubco and Buyer, subject to an aggregate maximum number of three (3) occasions) shall have the right to require an adjournment or postponement of the Pubco Stockholders Meeting for the purpose of soliciting additional votes in favor of this Agreement; provided, further, that no such adjournment or postponement shall delay the Pubco Stockholders Meeting by more than seven (7) days from the prior-scheduled date or to a date on or after the fifth (5th) Business Day preceding the Outside Date. Pubco shall, through the Pubco Board, make the Pubco Board Recommendation and include such Pubco Board Recommendation in the Proxy Statement (subject to Section 7.7) and use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the proposals required under the Pubco Stockholder Approval. Except in accordance with Section 7.7(c), neither the Pubco Board nor any committee thereof shall effect a Pubco Adverse Recommendation Change.

(ii) Notwithstanding anything to the contrary herein, including any Pubco Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties under this Section 7.3 shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, the proposals required under the Pubco Stockholder Approval shall be submitted to the stockholders of Pubco for approval at the Pubco Stockholders Meeting whether or not (A) the Pubco Board shall have effected a Pubco Adverse Recommendation Change or (B) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Pubco or any of its Representatives.

(g) Separation Agreement and Distribution. Upon the terms and subject to the conditions of the Separation Agreement and subject to compliance with applicable Law and to the satisfaction of the conditions set forth in Section 8.1(a) and Section 8.1(e), immediately prior to the Effective Time, the Company will consummate the Distribution in accordance with the terms of the Separation Agreement.

Section 7.4 Efforts; Regulatory Filings.

(a) Each of Buyer, U.S. Acquiror, Merger Sub, Pubco, Spinco, and the Company shall use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective the Merger, as promptly as practicable, including: (i) preparing and filing of all forms, registrations, and notifications required to be filed to consummate the Merger and the other transactions contemplated by this Agreement; (ii) obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, from Governmental Authorities; and (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger; provided, however, that in no event shall Pubco, the Company, Spinco or their respective Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract or agreement.

(b) Pubco and Buyer shall (i) promptly, but in no event later than twenty-five (25) Business Days after the date hereof, file (or cause to be filed) any and all required pre-merger notification and report forms under the HSR Act with respect to the Merger and the other transactions contemplated in this Agreement, the Separation Agreement and the other Transaction Documents, and (ii) promptly make (or cause to be made) any other filings or notifications (or drafts thereof) under any applicable Antitrust Law or Foreign Investment Law. Pubco and Buyer shall request early termination of any applicable waiting periods under the HSR Act and under the Antitrust Laws and Foreign Investment Laws (to the extent reasonably available) and shall respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods and comply with any request for additional information or documents that may be requested pursuant to any Law or by any Governmental Authority as promptly as practicable.

(c) In furtherance of the covenants of the parties contained in this Section 7.4 Buyer shall, and shall cause its Affiliates to, use its and their respective reasonable best efforts to take any action as may be necessary to avoid or eliminate each and every impediment under any applicable Antitrust Law or Foreign Investment Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date). If any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated in this Agreement, the Separation Agreement and the other Transaction Documents as violative of any applicable Law, including any Antitrust Law or Foreign Investment Law, Buyer shall, and shall cause its respective Affiliates to, use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the Merger or any other transaction contemplated by this Agreement, the Separation Agreement and the other Transaction Documents. Buyer shall, and shall cause its respective Affiliates to, (i) propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, licensing, divestiture or disposition of any share capital or other interests, assets (whether tangible or intangible), businesses, contracts, divisions, operations, properties, products or product lines of the Company Group, (ii) terminate, transfer, create, or otherwise alter relationships, contractual rights or other obligations of the Company Group, and (iii) otherwise take or commit to take any actions, including but not limited to behavioral limitations, conduct restrictions and similar commitments, that after the Closing would limit Buyer’s and its Affiliates’ freedom of action with respect to, or their ability to retain, operate, vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to any share capital or other interests, assets (whether tangible or intangible), businesses, divisions, operations, properties, products or product lines of Buyer and its Affiliates or the Company Group (any such actions in clause (iii), “Behavioral Commitments”), in each case as may be required in order to avoid or eliminate each and every impediment, avoid the entry of, or to effect the dissolution of, any decree, judgment, injunction, or other order, which would otherwise have the effect of preventing the Closing, materially delaying the Closing or delaying the Closing beyond the Outside Date. Any other provision in this Agreement to the contrary notwithstanding, no party shall be required to take or agree to take any action if such action or actions (x) is not conditioned on the Closing, (y) in the case of Buyer and its Affiliates, other than Behavioral Commitments listed on Section 7.4(c) of the Company Disclosure Schedule, have any impact on or otherwise involve any asset, business (or portions thereof), services, service lines, product lines, or product of Buyer or its Affiliates (excluding any asset, business (or portions thereof), product lines or product of the Company or its Subsidiaries) or (z) in the case of Pubco, the Company and their Affiliates, relate to the Spinco Business or the Spinco Group. Subject to the foregoing clauses (x) and (z), at Buyer’s request, or otherwise only with Buyer’s prior written consent, Pubco, its Subsidiaries and Affiliates shall agree to become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order described in this Section 7.4(c).

(d) Buyer agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority whose consent or approval is sought in connection with the transactions contemplated hereby. Whether or not the Merger is consummated, Buyer, or a Subsidiary of Buyer, shall be responsible for all filing fees and payments to any Governmental Authority in order to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 7.4.

(e) Buyer and Pubco shall, and shall cause their respective Affiliates to, cooperate and consult with one another in connection with the making of all filings, notifications, communications, submissions, and any other actions pursuant to this Section 7.4, and, subject to applicable legal limitations and the instructions of any Governmental Authority, Buyer and Pubco shall keep each other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by Buyer and Pubco, as the case may be, or any of their respective Affiliates, from any third party and/or any Governmental Authority with respect to such transactions. Subject to applicable Law relating to the exchange of information, Buyer and Pubco shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions to any Governmental Authority; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company Business or, without limiting Pubco’s obligations pursuant to Section 7.7, information concerning proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements, and (iii) as necessary to address reasonable privilege or confidentiality concerns. Either party may, as it deems advisable or necessary, designate any competitively sensitive materials provided to the other under this Section 7.4(e) as “outside counsel only,” in which case any materials so designated and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written notice of the disclosing party. Buyer and Pubco agree not to participate in any meeting or discussion, either in person, by video conference, or by telephone, with any Governmental Authority in connection with the Merger or any other transaction contemplated hereby unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party a reasonable opportunity to attend and participate. Buyer, U.S. Acquiror, Merger Sub, Pubco, Spinco, and the Company shall further promptly provide to the other parties any information or material that is required, necessary or reasonably useful for the purpose of obtaining regulatory clearances. Any other provision in this Agreement to the contrary notwithstanding, and without limiting Buyer’s efforts obligations in Section 7.4(c) or cooperation obligations in this Section 7.4(e), Buyer shall have ultimate decision-making authority and control of the ultimate strategy for obtaining all required consents and approvals from any Governmental Authority, including taking the lead in connection with any filings, notifications, submissions, and material communications with or to any Governmental Authority in connection therewith; provided that Buyer shall consider the views of Pubco in good faith (following good faith consultation with Pubco and its advisors) to the extent reasonably practicable. Neither Buyer, U.S. Acquiror, Merger Sub, the Company, Spinco nor Pubco shall commit to or agree with any Governmental Authority to (w) stay, toll or extend any applicable waiting period under the HSR Act, (x) pull and refile or resubmit the notification and report forms pursuant to the HSR Act (provided that the Buyer shall have the right to pull and refile or resubmit its Notification and Report Form pursuant to the HSR Act one time without the prior consent of the other Parties), (y) not consummate the Merger or any other transactions contemplated herein or in the other Transaction Documents before an agreed-to date, or (z) any timing agreement, in each case relating to the Merger and the other transactions contemplated by the other Transaction Documents, without the prior written consent of the other Parties, and such consent shall not be unreasonably withheld, conditioned, or delayed.

(f) Buyer, U.S. Acquiror, Merger Sub, Pubco and the Company shall not, and shall cause their respective Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or equity in, or by any other manner, any Person or portion thereof that overlaps with, supplies to, or purchases from the Company Business or its competitors in the geographies in the United States in which the Company Business operates as of the date of this Agreement (“Relevant Business”), or otherwise acquire or agree to acquire any assets of a Relevant Business, if entering into a definitive agreement relating to, or the consummation of, such acquisition, merger, consolidation or other transaction would reasonably be expected to (i) impose any material delay in obtaining, or materially impede the receipt of, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period under the HSR Act or any other applicable Antitrust Law or Foreign Investment Laws, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, or (iii) otherwise materially delay beyond the Outside Date the transactions contemplated by this Agreement, by materially increasing the likelihood of a Governmental Authority initiating a Second Request.

Section 7.5 Access to Information.

(a) Subject to the requirements of the Antitrust Laws, Pubco shall, and shall cause its Subsidiaries to afford to Buyer and to its respective Representatives, reasonable access, during normal business hours and subject to bona fide policies and procedures established by Pubco, during the Interim Period, in such manner as to not interfere with Pubco or the Company Business’s (as applicable) normal operations, the properties, the Company Books and Records and appropriate senior-level employees of Pubco and its Subsidiaries (related to the Company Business), including the members of the Company Group (as applicable), as such Party and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided that: (i) such investigation shall only be upon reasonable notice and at the sole cost and expense of Buyer; (ii) neither Buyer nor its Representatives shall be permitted to perform any environmental testing or sampling, including sampling of soil, groundwater, surface water, building materials or air or wastewater emissions without the prior written consent of Pubco, which consent shall not be unreasonably withheld, conditioned or delayed; (iii) neither Buyer nor its

Representatives shall communicate with any of the employees of Pubco or its Subsidiaries without the prior written consent of Pubco, which consent shall not be unreasonably withheld, conditioned or delayed; and (iv) nothing in this Agreement shall require Pubco to permit any inspection or disclose any information to Buyer that (A) would unreasonably interfere with the conduct of Pubco or the Company Business or result in damage to property (other than immaterial damage), except with Pubco’s prior written consent (which may be withheld or denied at its sole discretion), (B) would cause a violation of any Law, privacy policy or any confidentiality obligations and similar restrictions that may be applicable to such information, or (C) would jeopardize the attorney-client privilege or other disclosure privilege or protection to Pubco or the Company (provided that if Pubco would otherwise be required to disclose information to Buyer, it shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement, policy, Law or other restriction, including through the use of commercially reasonable efforts to obtain any required consent or waiver to the disclosure of such information from any third party and through the implementation of appropriate and mutually agreeable “clean room” or other similar procedures designed to limit any such adverse effect of sharing such information by each Party). For the avoidance of doubt, neither Pubco nor the Company shall be required to provide any information that is not readily available to Pubco, the Company nor their Affiliates under their books and records or current reporting systems following the use of commercially reasonable efforts (or which creates an unreasonable burden on the employees of Pubco, the Company nor their Affiliates).

(b) Pubco may, as it deems advisable upon the advice of outside counsel, reasonably designate any competitively sensitive information as “clean team” or “outside counsel only” material or with similar restrictions.

(c) Notwithstanding anything in this Section 7.5 to the contrary, Pubco and the Company shall not be required to provide access to, or make any disclosure with respect to, any information of or to the extent primarily relating to Pubco, any of its Affiliates or any of their respective businesses, other than information to the extent relating to the Company Business, the members of the Company Group, or the Company Liabilities and shall not be required to provide access to any facility that is not Company Owned Real Property or Company Leased Property.

(d) The Parties hereby agree that, notwithstanding anything in this Section 7.5 to the contrary, the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder. The Confidentiality Agreement shall survive any termination of this Agreement. All requests for such access to any Party shall be made to such Party or its designated Representative.

Section 7.6 D&O Indemnification and Insurance.

(a) For a period of six (6) years from and after the Effective Time, Buyer agrees that it shall indemnify and hold harmless each present and former director or officer of the Company or of any other members of the Company Group and any person that becomes a director or officer of the Company or of any other members of the Company Group prior to the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Pubco or any of its Subsidiaries (including the members of the Company Group), as the case may be, would have been permitted under the Organizational Documents of Pubco as in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such Organizational Documents; provided that such Person delivers an undertaking to Buyer in advance agreeing to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment that such Person is not entitled to indemnification). Without limiting the foregoing, Buyer shall cause the members of the Company Group (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Organizational Documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the members of the Company Group’s respective former and current officers or directors that are no less favorable to those Persons than the provisions of the Organizational Documents of Pubco as of the date hereof and (ii) not to amend, repeal, waive or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by applicable Law.

(b) At Buyer’s sole cost and expense, Buyer or, at Buyer’s election, Pubco, in consultation with Buyer, shall procure a prepaid, non-cancelable six (6)-year “tail” policy commencing on the Closing Date containing terms not less favorable to the Indemnified Parties than the terms of directors’ and officers’ and fiduciary liability insurance covering the Indemnified Parties with respect to matters existing or occurring at or prior to the Effective Time; provided that Pubco shall not (i) commit to spend on such “tail” insurance, in the aggregate, more than three hundred percent (300%) of the last aggregate annual premium paid by Pubco prior to the date hereof (the “Base Amount”), and if such “tail” insurance is not reasonably available for a cost not exceeding the Base Amount, Pubco shall be permitted to purchase as much “tail” insurance coverage as reasonably practicable for the Base Amount or (ii) or procure a “tail” policy with more than $60,000,000 in limits shared between the corporate entities and the individual directors and officers and $20,000,000 dedicated exclusively to the directors and officers. If any claim is asserted or made within such six (6)-year period, then any insurance required to be maintained under this Section 7.6 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.6 shall survive the consummation of the transactions contemplated hereby and shall be binding on all successors and assigns of Buyer and the Company and are intended to be for the benefit of, and will be enforceable by, each present and former director and officer of any member of the Company Group and his or her heirs and representatives. In the event that Buyer or the Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall succeed to the obligations set forth in this Section 7.6.

Section 7.7 No Solicitation.

(a) Immediately following the execution of this Agreement, Pubco shall, and shall direct and use reasonable best efforts to cause its Representatives to, (i) cease and cause to be terminated, any solicitation, discussions or negotiations with any Person (other than Buyer or its Affiliates) with respect to a Competing Proposal, or any other proposal, inquiry or offer that constitutes or could reasonably be expected to lead to, result in or constitute a Competing Proposal, (ii) promptly (and in any event within one (1) Business Day) terminate all physical and electronic data room access previously granted to any Person (other than Buyer or its Affiliates) and (iii) promptly (and in any event within one (1) Business Day) request the return or destruction of any non-public information relating to Pubco or any of Pubco’s Subsidiaries theretofore provided to any Person (other than Buyer or its Affiliates) with whom a confidentiality agreement with respect to a Competing Proposal or any other proposal, inquiry or offer that constitutes or could reasonably be expected to lead to, result in or constitute a Competing Proposal was entered into at any time within the two (2) years preceding the date of this Agreement. Except as provided in this Section 7.7, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, Pubco shall not, and will direct its Representatives not to, directly or indirectly, (A) solicit, initiate, or knowingly encourage any Competing Proposal, or (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information relating to Pubco or any of Pubco’s Subsidiaries relating to any Competing Proposal (or any proposal or offer which would reasonably be expected to lead to a Competing Proposal), in each case, other than discussions solely to notify such Person of the terms of this Section 7.7. From and after the execution of this Agreement, Pubco will be required to enforce, and will not be permitted to waive, terminate, fail to enforce or otherwise modify any provision of any standstill, confidentiality or other similar agreement that prohibits or purports to prohibit a proposal being made to the Pubco Board (or any committee thereof), unless (x) the Pubco Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the directors of Pubco under applicable Law and (y) if such determination in clause (x) is made, Pubco provides notice to Buyer of such determination within twenty-four (24) hours thereafter. Notwithstanding anything herein to the contrary, if, prior to obtaining the Pubco Stockholder Approval and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Pubco Board determines in good faith is or would reasonably be expected to lead to a Superior Proposal, Pubco may, in response to such Competing Proposal and subject to the other provisions of this Section 7.7, (1) furnish information with respect to Pubco, its Subsidiaries and Affiliates to the Person making such Competing Proposal, after entering into, and only pursuant to, an Acceptable Confidentiality Agreement, and (2) engage in discussions or negotiations with such Person regarding a Competing Proposal; provided that (I) the Pubco Board shall have first concluded in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the directors of Pubco under applicable Law and (II) neither Pubco nor any of its Subsidiaries nor any of its or their respective officers, directors, financial advisors or legal counsel shall have materially breached any of the provisions set forth in this Section 7.7 (it being understood that any action by any Subsidiary of Pubco or any officer, director, financial advisor or legal counsel of Pubco or its Subsidiaries that would constitute a breach of this Section 7.7 if taken by Pubco, shall constitute a breach by Pubco).

(b) Except as expressly permitted by this Section 7.7, neither the Pubco Board nor any committee thereof shall, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Article IX, (i) fail to make, withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Buyer the Pubco Board Recommendation (a “Pubco Adverse

Recommendation Change”); (ii) adopt, approve, endorse or recommend, or propose publicly to adopt, approve, endorse or recommend, any Competing Proposal, or cause or permit Pubco or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or analogous agreement or Contract which provides for, is intended to provide for or would reasonably be expected to provide for, directly or indirectly, a Competing Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 7.7(a)); (iii) following public disclosure of a Competing Proposal, fail to reaffirm the Pubco Board Recommendation, within five (5) Business Days after Buyer reasonably requests in writing that such recommendation or determination be reaffirmed or, if earlier, at least two (2) Business Days prior to the Pubco Stockholders Meeting (it being understood that Buyer may not submit any such request more than once for any such Competing Proposal unless the Pubco Stockholders Meeting has been adjourned, in which case Buyer may submit one such request prior to each adjourned Pubco Stockholders Meeting); (iv) fail to include the Pubco Board Recommendation in the Proxy Statement; or (v) fail to publicly announce, within ten (10) Business Days after a Competing Proposal structured as a tender offer or exchange offer relating to the securities of Pubco shall have been commenced, a statement disclosing that the Pubco Board recommends rejection of such tender or exchange offer (any of the foregoing in clauses (i) through (v), a “Triggering Event”).

(c) Prior to receipt of Pubco Stockholder Approval, the Pubco Board may (I) in response to any bona fide written Competing Proposal, effect a Pubco Adverse Recommendation Change, or cause Pubco to terminate this Agreement pursuant to Section 9.1(g), or (II) in response to an Intervening Event, effect a Pubco Adverse Recommendation Change, in the case of each of clauses (I) and (II), if and only if, (i) (A) in the case of a Competing Proposal, the Pubco Board concludes in good faith, after consultation with Pubco’s outside financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal, or (B) in the case of an Intervening Event, if the Pubco Board determines in good faith that an Intervening Event has occurred and is continuing; (ii) the Pubco Board determines in good faith, after consultation with Pubco’s outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the directors of Pubco under applicable Law; (iii) the Pubco Board promptly provides Buyer with prior written notice of its intention to take such action (an “Alternative Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 7.7(d) as well as a copy of the acquisition agreement and any other transaction documents relating to such Competing Proposal (if any) and a reasonable description of the facts and circumstances relating to any such Intervening Event, as applicable; (iv) during the three (3) Business Days following such written notice (the “Negotiation Period”), if requested by Buyer, Pubco and its Representatives shall have negotiated in good faith with Buyer regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Buyer in response to such Competing Proposal or Intervening Event; and (v) at the end of the three (3) Business Day period described in the foregoing clause (iv), the Pubco Board concludes, (A) after consultation with Pubco’s outside legal counsel and financial advisor (and taking into account any adjustment or modification of the terms of this Agreement to which Buyer has agreed in writing), that any Competing Proposal continues to be a Superior Proposal and (B) after consultation with Pubco’s outside legal counsel, that the failure to make a Pubco Adverse Recommendation Change or terminate this Agreement in accordance with Section 9.1(g) would be inconsistent with the fiduciary duties of the directors of Pubco under applicable Law. Any amendment or modification to any Competing Proposal or to the facts and circumstances relating to any Intervening Event shall require a new Alternative Notice and a new Negotiation Period commencing from the date of receipt of such new Alternative Notice; provided that, with respect to each subsequent written notice related to a material amendment or modification, references to the three (3) Business Day period above shall be deemed to be references to two (2) Business Days.

(d) Without limiting the obligations set forth in Section 7.7(a) and Section 7.7(c), Pubco shall promptly, and in any event no later than twenty-four (24) hours, after it receives (i) any Competing Proposal, (ii) any request for non-public information relating to the Company or its Subsidiaries that would reasonably be expected to lead to a Competing Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify Buyer (which notice, if provided orally, shall be confirmed in writing) of any of the foregoing occurrences, the identity of the Person making such request, inquiry or Competing Proposal, a reasonably detailed description of the terms of such request, inquiry or Competing Proposal and include copies of all material documents and other material written materials in connection with such request, inquiry or Competing Proposal (including any proposed Contract, proposal, offer letter, term sheet or other written agreement) and, for the avoidance of doubt, excluding emails or other communications, in each case, that are not material to the substance of such request, inquiry or Competing Proposal. Pubco shall keep Buyer reasonably informed on a current basis (and in any event no later than twenty-four (24) hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any such request, inquiry or Competing Proposal and shall promptly (and in any event no later than twenty-four (24) hours after receipt by Pubco or its Representatives) provide to Buyer any amendments to any proposed Contracts, proposals, offer letters, term sheets or other written agreements in connection with the Competing Proposal. Pubco shall, within twenty-four (24) hours of the request of Buyer, and which request may be made no more than once in any period of three (3) consecutive days, confirm to Buyer whether any Competing Proposal remains under discussion, negotiation or review by the Pubco Board or any committee thereof at such time. Pubco agrees that it shall, prior to or substantially concurrent with the time it is provided to any third parties, provide to Buyer any non-public information concerning Pubco or its Subsidiaries that Pubco provides to any third party in connection with any Competing Proposal which was not previously provided to Buyer.

(e) Nothing contained in this Agreement shall prohibit Pubco or the Pubco Board from taking and disclosing to its stockholders a position that Pubco reasonably and in good faith determines requires disclosure pursuant to the Exchange Act (including any “stop, look and listen” communication pursuant to Rule 14d-9(f)) or the rules and regulations of NYSE, and such disclosure shall not be deemed a Pubco Adverse Recommendation Change.

(f) For purposes of this Agreement:

(i) “Competing Proposal” means any proposal or offer made by a Person (other than Buyer or any of its Affiliates or any of their respective Representatives) relating to (A) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets (it being understood that consolidated assets include equity securities of Subsidiaries), net revenue or net income of Pubco and its Subsidiaries or of the Company Business; or (B) the purchase or acquisition after the date hereof, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of Company Common Stock.

(ii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “twenty percent (20%)” shall be replaced by “fifty percent (50%))” made by a third party that (A) did not result from a material breach of this Section 7.7 and (B) in the good faith judgment of the Pubco Board after consultation with its financial advisor and outside legal counsel, would result in a transaction that is more favorable to Pubco’s stockholders from a financial point of view than the Merger and the Separation and the other transactions contemplated hereby and pursuant to the Separation Agreement (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by Buyer pursuant to Section 7.7(c)), taking into account any legal, financial and regulatory requirements relating to, and the likelihood and timing of closing, such Competing Proposal, and the certainty of value presented by such Competing Proposal.

Section 7.8 Public Announcements. Except (a) as otherwise expressly contemplated by this Agreement, (b) for the initial press releases and other announcement communications to be issued by Buyer (or one of its Affiliates) and Pubco, in the forms approved by the other such Party (or any public statement or disclosure that contains or reflects only such information previously disclosed in press releases or other public disclosures made in accordance with this Section 7.8), (c) with respect to any time following any Pubco Adverse Recommendation Change or Competing Proposal, or (d) public statements and disclosures by Pubco relating to Spinco and the Spinco Business, neither Buyer nor Pubco will, and each of Buyer and Pubco will cause its Subsidiaries not to, issue any press release or otherwise make any public statements or disclosure with respect to the transactions contemplated hereby or by the Transaction Documents without the prior written consent of the other Party (email being sufficient). Notwithstanding the foregoing, to the extent such disclosure is required by applicable Law, or obligations pursuant to any listing agreement with or the rules of any national securities exchange, the Party seeking to make such disclosure will promptly notify the other Party thereof and the Party making such statement will use efforts reasonable under the circumstances to consult in good faith with the other Party thereto, and provide meaningful opportunity for review and give due consideration to reasonable comments by the other Party prior to making such disclosure. Notwithstanding the foregoing, any Party may make public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls that are consistent with previous public statements made by such Party in compliance with this Section 7.8.

Section 7.9 Defense of Litigation. Buyer and Pubco shall provide the other Party prompt notice in writing of any Action brought by any stockholder or purported stockholder or equityholder of such Party against it, any of its Subsidiaries or any of their respective directors and officers (including, with respect to Pubco, the Company or Spinco) relating to the transactions contemplated by this Agreement or the Separation Agreement, including the Separation, and the Merger (collectively, “Transaction Litigation”), and shall keep the other Party informed on a reasonably current basis with respect to the status thereof. Buyer shall give Pubco the opportunity to participate (at Pubco’s sole expense) in the defense or settlement of such Transaction Litigation brought against Buyer or any of its Subsidiaries or any of their respective directors and officers and reasonably cooperate with Pubco in conducting the defense or settlement of such litigation. Pubco shall give Buyer the opportunity to participate (at Buyer’s sole expense) in the defense or settlement of such Transaction Litigation brought against Pubco or any of its Subsidiaries or any of their respective directors and officers and reasonably cooperate with Buyer in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed, except that Buyer may, in its sole discretion, with respect to any such Transaction Litigation that would otherwise impose any Liability on the part of Buyer or any of its Affiliates (including, for the avoidance of doubt, the Company Group), withhold such consent to any settlement which does not include a full release of Buyer and its Affiliates (including, for the avoidance of doubt, the Company Group) with respect to all liabilities, causes of action and claims arising out of, or related to, the claims asserted in such Transaction Litigation or which imposes an injunction or other equitable relief (excluding, in each case, confidentiality, non-disparagement, or other similar customary administrative provisions that have no adverse effect on the Company Group or Buyer or its Affiliates) after the Effective Time upon Buyer or any of its Affiliates). The disclosure of information to the other Party in connection herewith shall be subject to the provisions of Section 7.5.

Section 7.10 Section 16 Matters. Prior to the Effective Time, each of Buyer, Pubco and the Company shall take all such steps as may be required (to the extent permitted by applicable Law) to cause any dispositions of Pubco Common Stock and Company Common Stock (including derivative securities with respect to Pubco Common Stock and Company Common Stock) or acquisitions of Spinco Common Stock (including derivative securities with respect to Spinco Common Stock) resulting from the transactions contemplated by this Agreement or any Transaction Document, including the Distribution, directly or indirectly, by each individual, if any, who is subject to Section 16(a) of the Exchange Act with respect to Pubco, Spinco or the Company, as an officer or director thereof to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with (and to the extent permitted by) applicable SEC rules and regulations and interpretations of the SEC staff.

Section 7.11 Spinco Share Issuance. Prior to the Effective Time, Pubco and the Company will take all actions necessary to authorize the issuance of a number of, or stock split of, shares of Spinco Common Stock such that the total number of shares of Spinco Common Stock outstanding immediately prior to the Effective Time will be sufficient to complete the Distribution in accordance with the terms of the Separation Agreement.

Section 7.12 Transaction Documents. Buyer shall, or shall cause its applicable Subsidiaries to, execute and deliver to Pubco and the Company at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time that have not previously been executed. Pubco shall, or shall cause its applicable Subsidiaries to, execute and deliver to Buyer at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time that have not previously been executed.

Section 7.13 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover Law shall become applicable to the transactions contemplated hereby, Buyer and the Buyer Board shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 7.14 Further Assurances. Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under this Agreement or applicable Law as may be required to carry out the provisions of this Agreement and to consummate and make effective the Merger and the other Transactions (other than with respect to the matters covered in Section 7.4, which shall be governed by the provisions of Section 7.4 and any consents required in connection with the Separation, which shall solely be governed by the Separation Agreement). In furtherance and not in limitation of the foregoing, each Party shall use commercially reasonable efforts to obtain all consents, approvals or waivers from third parties necessary in connection with the Merger and the other Transactions (other than with respect to the matters covered in Section 7.4, which shall be governed by the provisions of Section 7.4 and any consents required in connection with the Separation, which shall solely be governed by the Separation Agreement); provided that none of Pubco, the Company, Spinco or their respective Subsidiaries shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party with respect to the foregoing. The failure to obtain any consents, approvals or waivers from third parties shall not in and of itself constitute a breach of this Agreement.

Section 7.15 Sole Stockholder Approvals. Immediately after the execution of this Agreement, (a) Pubco will deliver the Company Stockholder Approvals to Buyer, and (b) Buyer, as the sole stockholder of Merger Sub, acting by written consent, will adopt this Agreement and approve the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the DGCL (the “Merger Sub Stockholder Approval”), and deliver a copy of the Merger Sub Stockholder Approval to Pubco.

Section 7.16 Obligations of Merger Sub. Buyer shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 7.17 R&W Policy. Any R&W Policy shall provide that the insurer shall waive any rights of subrogation except in the case of fraud by Pubco or Spinco. The premiums related to, and all the other costs and expenses relating to the origination of any R&W Policy have been, or will be, paid by Buyer, as and when required to be paid in accordance with the terms of the R&W Policy. Buyer shall not amend, modify or otherwise change, terminate or waive any subrogation or any other provision of any R&W Policy (and shall not permit any of the foregoing to occur) in any manner that would be adverse to Pubco or Spinco, or any Affiliate or Representative thereof, without the prior written consent of Spinco. Pubco and Spinco shall, and shall cause their respective Subsidiaries and Representatives to, use reasonable best efforts to furnish information in its possession reasonably requested by Buyer to obtain any R&W Policy.

Section 7.18 Pubco Debt Facilities.

(a) Pubco, Spinco, and the Company shall, and shall cause each of their respective Subsidiaries to, take all actions to ensure that, substantially concurrently with consummation of the Closing and subject to the payment of the Intercompany Note as provided in Section 3.2, no member of the Company Group shall have any obligation whatsoever in respect of any of the Pubco Debt Facilities (other than any obligations that survive the termination of the Pubco Debt Facilities pursuant to the terms thereof as in effect on the date of this Agreement) and all Liens on the assets of and Interests in any member of the Company Group in respect of any obligations under the Pubco Debt Facilities shall have been released (including by obtaining the Release Documentation and making all filings reasonably necessary to effect or record such releases).

(b) Subject to the payment of the Intercompany Note as provided in Section 3.2, in furtherance of, and not in limitation of, the foregoing clause (a), Pubco shall (x) take all actions necessary to cause such Company Notes to be redeemed in full in cash and satisfied and discharged substantially concurrently with consummation of the Closing and (y) in furtherance and without limiting the generality of the foregoing clause (x), (A) execute and deliver to the trustee under the Company Notes Indenture and holders of the Company Notes a notice of optional redemption in respect of the Company Notes pursuant to which all of the Company Notes are called for redemption, with a redemption date that is on the Closing Date; provided that such notice shall be conditioned upon the substantially contemporaneous consummation of the transactions contemplated under this Agreement and shall be delivered in accordance with the requirements of the Company Notes Indenture, including with respect to timing requirements relative to the redemption date, and (B) execute and deliver to the trustee under the Company Notes Indenture any and all officer’s certificates and opinions of counsel required to be delivered in connection with such optional redemption, satisfaction and discharge and notice of optional redemption (which notice of optional redemption and officer’s certificate(s) shall be in form and substance reasonably satisfactory to the Buyer).

(c) Without limiting the generality of the foregoing, prior to or substantially concurrently with consummation of the Closing, the Company shall deliver to Buyer the fully executed and (subject to the payment of the Intercompany Note as provided in Section 3.2) effective Release Documentation, and at least three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer substantially final drafts of such Release Documentation.

Section 7.19 Third Party Consents. After the date hereof and subject to the proviso set forth in Section 7.4(a), Pubco and its Subsidiaries shall use their reasonable best efforts to obtain prior to the Closing such Consents of third parties or give notices to third parties as may be required under any Contract of any member of the Company Group that is listed, or was required to be listed, on Section 4.4(b) or Section 5.4(b) of the Company Disclosure

Schedule or as reasonably requested by Buyer and discussed in good faith with Pubco; provided that in connection therewith Pubco and its Subsidiaries shall not agree to any entry into, amendment, modification, waiver or termination of any Contract, or offer or agree to or make any fee or payment, in each case without Buyer’s prior written consent. For six (6) months after the Closing and subject to the proviso set forth in Section 7.4(a), Spinco and its Subsidiaries shall use their reasonable best efforts to assist Buyer and its Affiliates in seeking to obtain any such Consents which were not obtained prior to the Closing. Without limiting the generality of the foregoing, Pubco shall take the actions set forth on Section 7.19 of the Company Disclosure Schedule, subject to the qualifications set forth therein. Notwithstanding anything to the contrary herein, none of Buyer, Pubco or any of their respective Subsidiaries shall be required to (or in the case of Pubco or any of its Subsidiaries, be permitted to) pay any consent or other similar fee, payment or consideration, make any concession or provide any additional security (including a guaranty), to obtain such third party consents (except, in the case of Pubco or any of its Subsidiaries, if requested by Buyer and either reimbursed by Buyer or subject to the occurrence of the Effective Time).

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of the Company, Pubco, H-ES&R Holdings, Buyer and Merger Sub. The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Pubco and Buyer) at or prior to the Closing of the following conditions:

(a) Any applicable waiting period under the HSR Act with respect to the Merger, including any timing agreement or other commitment with the U.S. Department of Justice or the U.S. Federal Trade Commission not to consummate the Merger, shall have expired or been terminated;

(b) The Holding Company Merger, the Reorganization and the Distribution shall have been consummated in accordance with the Transaction Documents and in all material respects in accordance with the Internal Reorganization Plan;

(c) The Pubco Stockholder Approval shall have been obtained;

(d) The Spinco Registration Statement shall have become effective in accordance with the Securities Act or the Exchange Act, as applicable, and shall not be the subject of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order; and

(e) No Governmental Authority of competent jurisdiction shall have enacted, issued, or promulgated any Law (whether temporary, preliminary or permanent) after the date hereof that remains in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the Holding Company Merger, the Reorganization, the Distribution or the Merger (each a “Legal Restraint”).

Section 8.2 Additional Conditions to the Obligations of Pubco, H-ES&R Holdings and the Company. The obligation of Pubco, H-ES&R Holdings and the Company to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Pubco) at or prior to the Closing of the following additional conditions:

(a) Each of Buyer and Merger Sub shall have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Closing;

(b) The representations and warranties made by Buyer and Merger Sub set forth in Article VI (other than the first sentence of Section 6.1, Section 6.2 and Section 6.5), without giving effect to materiality, Buyer Material Adverse Effect or similar qualifications, shall be true and correct in all respects as of the Closing Date as though such representations and warranties were made as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Buyer Material Adverse Effect or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. The representations and warranties made by Buyer and Merger Sub set forth in the first sentence of Section 6.1, Section 6.2 and Section 6.5 shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date); and

(c) Buyer and Merger Sub shall have delivered to Pubco a certificate dated as of the Closing Date signed by an executive officer of Buyer and Merger Sub to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

Section 8.3 Additional Conditions to the Obligations of Buyer and Merger Sub. The obligation of Buyer and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Buyer) at or prior to the Closing of the following additional conditions:

(a) Each of Pubco and the Company shall have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing;

(b) The representations and warranties made by Pubco, H-ES&R Holdings and the Company, as applicable, set forth in Article IV and Article V (other than the first sentence of Section 4.1, Section 4.2, Section 4.3(a), Section 4.6, Section 4.8, Section 4.9, the first sentence of Section 5.1, Section 5.2, Section 5.3(a) and clause (ii) of Section 5.6), without giving effect to materiality, “Pubco Material Adverse Effect,” “Company Material Adverse Effect” or similar qualifications, shall be true and correct in all respects as of the Closing Date as though such representations and warranties were made as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Pubco Material Adverse Effect,” “Company Material Adverse Effect” or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Pubco Material Adverse Effect. The representations and warranties made by Pubco, H-ES&R Holdings and the Company, as applicable, set forth in the first sentence of Section 4.1, Section 4.2, Section 4.3(a), Section 4.6, Section 4.8, Section 4.9, the first sentence of Section 5.1, Section 5.2, Section 5.3(a), shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by the Company set forth in clause (ii) of Section 5.6 shall be true and correct in all respects at and as of the Closing Date as though such representations and warranties were made as of the Closing Date;

(c) No Company Material Adverse Effect shall have occurred since the date of this Agreement and that is continuing; and

(d) The Company shall have delivered to Buyer a certificate dated as of the Closing Date signed by an executive officer of the Company to the effect that each of the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time:

(a) by mutual written agreement of Pubco and Buyer;

(b) by Pubco or Buyer, if the Closing shall not have occurred on or prior to August 20, 2026 (the “Outside Date”); provided that, if any of the conditions to the Closing set forth in Section 8.1(a) or Section 8.1(e) (solely as it relates to any Antitrust Law) have not been satisfied or waived (to the extent permitted by applicable Law) on or prior to 5:00 p.m. Eastern Time on the fourth (4th) Business Day prior to the Outside Date, but all other conditions to the Closing set forth in Article VIII (other than the conditions to the Closing set forth in Section 8.1(b) and Section 8.1(d), and those other conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived (to the extent permitted by applicable Law), the Outside Date will be automatically extended, without any action on the part of any Party, to November 20, 2026 and, if so extended, such date shall be the “Outside Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date;

(c) by Pubco or Buyer, if any Legal Restraint permanently preventing or prohibiting consummation of the Holding Company Merger, the Reorganization, the Distribution or the Merger shall be in effect and shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement or the Separation Agreement is the primary cause of, or primarily resulted in, the enactment or issuance of any such Law;

(d) by Buyer upon written notice to Pubco, in the event of a breach of any representation, warranty, covenant or agreement on the part of Pubco or the Company, such that the conditions specified in Section 8.3(a) or Section 8.3(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured by the Outside Date, is not cured by the earlier of: (x) sixty (60) days after receipt by Pubco of written notice thereof and (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Buyer or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(e) by Pubco upon written notice to Buyer, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Buyer or Merger Sub such that the conditions specified in Section 8.2(a) or Section 8.2(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured by the Outside Date, is not cured by Buyer by the earlier of: (x) sixty (60) days after receipt by Buyer of written notice thereof and (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided that Pubco and the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if Pubco or the Company is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(f) by Pubco or Buyer, if the Pubco Stockholder Approval shall not have been obtained upon a vote taken thereon at a Pubco Stockholders Meeting, duly convened therefor, or at any adjournment or postponement thereof;

(g) by Pubco, at any time prior to receipt of the Pubco Stockholder Approval in order to enter into a definitive written agreement providing for a Superior Proposal; provided that (i) concurrently with, and as a condition to, any such termination, Pubco pays, or causes to be paid, to U.S. Acquiror the Pubco Termination Fee pursuant to Section 9.3(b), (ii) there has been no breach of Section 7.7 in any material respect and (iii) the Pubco Board has authorized Pubco to enter into, and Pubco substantially concurrently enters into, a definitive written agreement providing for such Superior Proposal (it being agreed that Pubco may enter into such definitive written agreement concurrently with any such termination); or

(h) by Buyer, if, prior to the receipt of the Pubco Stockholder Approval, a Triggering Event shall have occurred (it being understood that Buyer may terminate the Agreement pursuant to this Section 9.1(h) prior to or following the Pubco Stockholders Meeting).

Section 9.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from Fraud or Willful Breach; provided, further, this Section 9.2, Section 9.3 and Article X shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

Section 9.3 Termination Fee; Other Fees and Expenses.

(a) Except as otherwise provided in the Separation Agreement or this Agreement, including this Section 9.3, and except for (x) the expenses in connection with printing and mailing the Proxy Statement, the Spinco Registration Statement and the Distribution Documents, which shall be borne equally by Pubco and Buyer in the event that this Agreement is terminated in accordance with its terms and shall be borne by Pubco in the event that the Closing occurs, and (y) any fee or amount payable in connection with the approvals required under Section 7.4, all of which shall be borne by Buyer or a Subsidiary of Buyer, all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, whether or not the Merger is consummated.

(b) If this Agreement is terminated (A) pursuant to Section 9.1(g) or Section 9.1(h) or (B) (x) pursuant to Section 9.1(d), (y) pursuant to Section 9.1(b) without a vote of the stockholders of Pubco contemplated by this Agreement at the Pubco Stockholders Meeting having occurred, or (z) pursuant to Section 9.1(f) and, in the case of each of (x), (y) and (z), a Competing Proposal shall have been publicly announced (or otherwise communicated to the Pubco Board) at any time after the date of this Agreement and (if made or communicated publicly) not publicly withdrawn at least two (2) Business Days prior to the date of termination or, with respect to clause (z), prior to the Pubco Stockholders Meeting, and within twelve (12) months after the date of such termination, Pubco shall have consummated a transaction in respect of a Competing Proposal or Pubco enters into a definitive agreement in respect of a Competing Proposal that is subsequently consummated, then Pubco shall be obligated to pay to U.S. Acquiror an amount equal to Eighty Million Dollars ($80,000,000) (the “Pubco Termination Fee”), by wire transfer of immediately available funds to an account or accounts specified by Buyer on the second (2nd) Business Day following termination of this Agreement (with respect to clause (A)) or the second (2nd) Business Day following the date Pubco consummates the applicable transaction (with respect to clause (B)); provided that, solely for purposes of this Section 9.3(b), the term “Competing Proposal” shall have the meaning set forth in Section 7.7(f)(i), except that all references to “twenty percent (20%)” shall instead refer to “fifty percent (50%).” In no event shall Pubco be required to pay the Pubco Termination Fee on more than one occasion.

(c) The payment of the Pubco Termination Fee shall be compensation and liquidated damages for the loss suffered by Buyer as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances. Each of the Parties acknowledges that the Pubco Termination Fee is not intended to be a penalty, but rather represents liquidated damages in a reasonable amount that will compensate Buyer in the circumstances in which the Pubco Termination Fee is due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Each Party further agrees that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Pubco fails to pay any amounts due under this Section 9.3 and, in order to obtain such payment, Buyer commences a suit that results in a judgment against Pubco for such amounts, Pubco shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of Buyer (including reasonable legal fees and expenses) in connection with such suit. Notwithstanding anything to the contrary, nothing in this Agreement, including this Section 9.3, shall in any way limit the provisions of Section 10.8.

Section 9.4 Buyer Termination Fee. In the event that this Agreement is validly terminated: (a) by either Buyer or Pubco pursuant to Section 9.1(b), and, at the time of such termination, one or more of the conditions set forth in Section 8.1(a) or Section 8.1(e) (solely as it relates to any Antitrust Law) are not satisfied, or (b) by either Buyer or Pubco pursuant to Section 9.1(c) (solely as it relates to any Antitrust Law), then Buyer shall cause U.S. Acquiror to pay to Pubco, in cash by wire transfer of immediately available funds to an account designated by Pubco, concurrently with such termination, in the case of termination by Buyer, or within two (2) Business Days thereafter, in the case of a termination by Pubco, an amount equal to One Hundred and Fifty Million Dollars ($150,000,000) (the “Buyer Termination Fee”). The Parties hereby acknowledge and agree that (i) the agreements contained in this Section 9.4 are an integral part of the transactions contemplated by this Agreement, (ii) the Buyer Termination Fee is not intended to be a penalty, but rather represents liquidated damages in a reasonable amount that will compensate Pubco in the circumstances in which such fee is due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the Parties would not enter into this Agreement. Accordingly, if Buyer fails to cause U.S. Acquiror to pay any amounts due under this Section 9.4 and, in order to obtain such payment, Pubco commences a suit that results in a judgment against Buyer for such amounts, Buyer shall cause U.S. Acquiror to pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of Pubco and the Company (including reasonable legal fees and expenses) in connection with such suit. Notwithstanding anything to the contrary, nothing in this Agreement, including this Section 9.4, shall in any way limit the provisions of Section 10.8. Notwithstanding anything in this Agreement to the contrary, each of Pubco, the Company and H-ES&R Holdings acknowledges and agrees that if this Agreement is terminated pursuant to Section 9.1, Pubco’s receipt of the Buyer Termination Fee, to the extent owed pursuant to this Section 9.4, shall constitute the sole and exclusive remedy of Pubco, the Company and H-ES&R Holdings against Buyer, Merger Sub and any of their respective Affiliates, and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or agents, for all Liabilities in respect of this Agreement, the other Transaction Documents, the Transactions, the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Law arising out of any breach, termination or failure, and upon payment of the Buyer Termination Fee to Pubco, none of Buyer, Merger Sub or their respective Affiliates, or any of their respective former, current, or future officers, directors, partners, stockholders, managers, members, Affiliates or agents shall, except for in the case of Fraud or Willful Breach, have any further Liability relating to or arising out of this Agreement, the other Transaction Documents, the Transactions, the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Law arising out of any breach, termination or failure.

ARTICLE X

MISCELLANEOUS

Section 10.1 Non-Survival of Representations, Warranties and Agreements. The obligations, covenants and agreements that by their terms are to be performed following the Closing pursuant to any Transaction Document, including the Separation Agreement, or this Agreement shall survive the Effective Time in accordance with their terms and all other obligations, covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive, and shall terminate immediately upon, the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by Pubco or any of its Subsidiaries or any of their respective Representatives thereunder or hereunder.

Section 10.2 Governing Law; Jurisdiction. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Parties agrees that any Action related to this Agreement shall be brought exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties irrevocably: (i) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement, including any Action brought for any remedy contemplated by Section 10.8; (ii) waives any objections which such party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 10.2 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (iii) agrees that it will not attempt to deny or defeat the personal jurisdiction of the

Chosen Courts by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action contemplated by this Section 10.2 in any court other than the Chosen Courts; (v) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 10.3 or in any other manner permitted by Law; and (vi) agrees that service as provided in the preceding clause (v) is sufficient to confer personal jurisdiction over such party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the Parties hereto agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

Section 10.3 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service, or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to Pubco, H-ES&R Holdings or the Company, to:

Enviri Corporation

Two Logan Square

100 North 18th Street, Suite 1700

Philadelphia, PA 19103

Attention:	President, Chief Operating Officer, General Counsel and Chief Compliance Officer

Email:	rhochman@enviri.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention:	Philip Richter, Maxwell Yim

Email:	Philip.Richter@friedfrank.com

Maxwell.Yim@friedfrank.com

if to Buyer or Merger Sub, to:

Veolia Environnement S.A.

30, rue Madeleine Vionnet, 93300 Aubervilliers, France

Attention:	Eric Haza, Group Chief Legal Officer, Carine Nguyen, Deputy Group Chief Legal Officer

Email:	eric.haza@veolia.com, carine.nguyen@veolia.com

with a copy (which shall not constitute notice) to:

Veolia North America, Inc.

100 Federal Street, Boston, MA 02110

Attention:	Legal Department

Email:	general.counselNA@veolia.com, damien.philibert- pollez@veolia.com and with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:	Adam O. Emmerich, John L. Robinson

Email:	AOEmmerich@wlrk.com

JLRobinson@wlrk.com

or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

Section 10.4 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.5 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement and the Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter; provided, however, that for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its respective terms.

Section 10.6 Amendments and Waivers.

(a) Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.6(b)) agree to an amendment or modification to this Agreement by a duly executed agreement in writing; provided that after the Pubco Stockholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Pubco unless such amendment or waiver is subject to such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b) This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties which makes reference to this Agreement.

Section 10.7 Assignment; Parties in Interest; Non-Parties.

(a) No Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 10.7 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except (i) as provided in Section 7.6 and Section 10.7(b) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons), and (ii) for the right of Pubco on behalf of the stockholders of Pubco, to pursue damages (including claims for damages based on loss of the economic benefits of the Merger, including the loss of premium, to Pubco’s stockholders) and other relief (including equitable relief) for any breach of this Agreement by Buyer or Merger Sub, whether or not this Agreement has been validly terminated pursuant to Article IX, which right is hereby expressly acknowledged and agreed by each of Buyer and Merger Sub, each of whom shall each be jointly and severally liable for any such damages for which Buyer or Merger Sub are found liable. Notwithstanding anything to the contrary in this Agreement, Buyer may assign any of its rights under this Agreement and the other Transaction Documents to any of its Subsidiaries and may designate any of its Subsidiaries to perform its obligations under this Agreement and the other Transaction Documents (which obligations are, by their nature, capable of being fully performed by a Subsidiary of Buyer); provided that Buyer shall only be relieved of its obligations hereunder or thereunder to the extent such obligations are actually and fully performed by its applicable designee.

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, lenders, financing sources, managers, members, partners, agents or Representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Such Persons who are not Parties hereto are third party beneficiaries of Section 10.2, Section 10.6, Section 10.9 and this Section 10.7(b).

Section 10.8 Specific Performance.

(a) The Parties agree and acknowledge that the failure to perform under this Agreement will cause an actual, immediate and irreparable harm and injury and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that, (i) each of the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement, and (ii) prior to the Closing or any termination of this Agreement in accordance with Section 9.1, damages shall be awarded only in a case where a court of competent jurisdiction shall have determined that, notwithstanding the Parties’ intention for specific performance to be the applicable remedy prior to termination or the Closing, such specific performance is not available or otherwise will not be granted as a remedy.

(b) The Parties further agree that (i) by seeking the remedies provided for in this Section 10.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages, subject to the terms hereof, (ii) nothing contained in this Section 10.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.8 before exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 10.8 or anything contained in this Section 10.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or to pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.8, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) To the extent either party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement in accordance with this Section 10.8, the Outside Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action.

Section 10.9 WAIVER OF JURY TRIAL. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.9. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.9 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.10 Severability. If any provision of this Agreement or any Transaction Document, or the application of any such provision to any Person or circumstance, shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.11 Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ENVIRI CORPORATION

By:	/s/ Russell Hochman
	Name:	Russell Hochman
	Title:	President, Chief Operating Officer, General Counsel, Chief Compliance Officer

CLEH, INC.

By:	/s/ Russell Hochman
	Name:	Russell Hochman
	Title:	President, Chief Operating Officer, General Counsel, Chief Compliance Officer and Corporate Secretary

ENVIRI LLC

By:	/s/ Russell Hochman
	Name:	Russell Hochman
	Title:	President, Chief Operating Officer, General Counsel, Chief Compliance Officer and Corporate Secretary

VEOLIA ENVIRONNEMENT S.A.

By:	/s/ Estelle Brachlianoff
	Name:	Estelle Brachlianoff
	Title:	Chief Executive Officer

LIBERTY MERGER SUB INC.

By:	/s/ Robert Cappadona
	Name:	Robert Cappadona
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]